UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

(Commission File No. 001-32305)

____________________________

CORPBANCA
(Translation of registrant’s name into English)

____________________________

Rosario Norte 660
Las Condes
Santiago, Chile
(Address of registrant’s principal executive office)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

On April 10, 2013, CorpBanca published on its web site an English translation of its consolidated financial statements for the years ended December 31, 2012 and 2011, which are attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA
(Registrant)

By:	/s/ Eugenio Gigone
Name:	Eugenio Gigogne
Title:	Chief Financial Officer

Date: April 15, 2013

EXHIBIT INDEX

Exhibit	Description
99.1	English translation of CorpBanca’s consolidated financial statements for the years ended December 31, 2012 and 2011.

Exhibit 99.1

CORPBANCA AND SUBSIDIARIES

Consolidated financial statements for the years ended December 31, 2012 and 2011 and independent auditor's report

INDEPENDENT AUDITORS' REPORT

To the shareholders of
   CORPBANCA

We have audited the accompanying consolidated financial statements of CORPBANCA and its subsidiaries (hereinafter "the Bank"), which comprise the consolidated statements of financial position as of December 31, 2012 and 2011 and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for the years then ended and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting standards and instructions issued by the Superintendency of Banks and Financial Institutions. This responsibility includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risk of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the Bank's consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CorpBanca and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles and instruction issued by the Superintendency of Banks and Financial Institutions.

Other matters

As discussed in note 12 to the consolidated financial statements, during 2012 the Bank acquired 91.93% of the shares of Banco Santander Colombia S.A. (currently Bank CorpBanca Colombia S.A.) and the 94.94% of the shares of its subsidiary Santander Investment Securities S.A. Comisionista de Bolsa (Currently CorpBanca Colombia S.A. Investment Trust) for an approximate amount of MM$557,612; and also acquired 94.5009% of the shares of Santander Investment Trust Colombia S.A. (currently Corpbanca Investment Trust Colombia S.A.) for an approximate amount of MCh$22,560. The aforementioned entities have been consolidated in these financial statements from the respective acquisition dates. The fair value of the identifiable assets and liabilities consolidated in these financial statements, as discussed in the notes to the consolidated financial statements, have been provisionally determined which under the requirements of IFRS 3 is permitted to use this provisional determination subject to changes within one-year period. Our opinion is not modified with respect to this matter.

The accompanying financial statements have been translated into English for the convenience of readers outside of Chile.

February 15, 2013
Santiago, Chile

CORPBANCA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
For the years ended December 31, 2012 and 2011
(In millions of Chilean pesos - MCh$)

ASSETS	Notes	12.31.2012	12.31.2011
		MCh$	MCh$

Cash and deposits in banks	5	520,228	265,747
Cash in the process of collection	5	123,777	96,230
Trading portfolio financial assets	6	159,898	166,039
Investments under agreements to resell	7	21,313	23,251
Derivative financial instruments	8	268,027	248,982
Loans and receivables from banks	9	482,371	304,442
Loans and receivables from customers, net	10	9,993,890	6,709,394
Financial investments available-for-sale	11	1,112,435	843,250
Held-to-maturity investments	11	104,977	21,962
Investments in other companies	12	5,793	3,583
Intangible assets	13	481,682	12,239
Property, plant and equipment, net	14	65,086	57,225
Current taxes	15		6,278
Deferred income taxes	15	40,197	27,700
Other assets	16	148,549	101,382
TOTAL ASSETS		13,528,223	8,887,704

LIABILITIES
Current accounts and demand deposits	17	1,112,675	682,720
Cash in the process of collection	5	68,883	36,948
Obligations under repurchase agreements	7	257,721	130,549
Time deposits and saving accounts	17	7,682,675	4,824,378
Derivative financial instruments	8	193,844	166,872
Borrowings from fmancial institutions	18	969,521	663,626
Debt issued	19	1,886,604	1,522,773
Other financial obligations	19	18,120	20,053
Current income tax provision	15	9,057	-
Deferred income taxes	15	117,753	25,352
Provisions	20	139,850	54,240
Other liabilities	21	75,205	30,981
TOTAL LIABILITIES		12,531,908	8,158,492

SHAREHOLDERS' EQUITY
Attributable to equity holders of the Bank:
Capital	23	638,234	507,108
Reserves	23	275,552	139,140
Acumulated other comprehensive income .	23	(31,881)	(5,639)
Retained earnings:		60,040	85,994
Retained earnings from prior periods	23	-	-
Net income for the year	23	120,080	122,849
Less: Accrual for mandatory dividends	23	(60,040)	(36,855)
		941,945	726,603
Non-controlling interest	23	54,370	2,609
TOTAL SHAREHOLDERS' EQUITY		996,315	729,212
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		13,528,223	8,887,704

Notes 1 to 39 are an integral part of these consolidated financial statements.

CORPBANCA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2012 and 2011
(In millions of Chilean pesos - MCh$)

	Notes	12.31.2012	12.31.2011
		MCh$	MCh$

Interest income	24	762,992	528,622
Interest expense	24	(506,116)	(335,622)
Net interest income		256,876	193,000

Income from service fees	25	105,178	72,404
Expenses from service fees	25	(19,534)	(12,042)
Net service fee income		85,644	60,362

Trading and investment income, net	26	54,994	97,745
Foreign exchange gains (losses), net	27	30,696	(26,783)
Other operating income	32	18,527	9,507
Operating income before loan losses		446,737	333,831

Provisions for loan losses	28	(50,864)	(40,182)

Total operating income, net of loan losses, interest and fees		395,873	293,649

Personnel salaries expenses	29	(120,714)	(76,461)
Administration expenses	30	(88,783)	(55,141)
Depreciation and amortization	31	(18,092)	(7,461)
Impairment	31	-	-
Other operating expenses	32	(25,649)	(9,667)
Total operating expenses		(253,238)	(148,730)

Total net operating income		142,635	144,919

Income attributable to investments in other companies	12	367	250

Income before income taxes		143,002	145,169
Income taxes	15	(22,871)	(24,144)
Net income for the year		120,131	121,025

Attributable to:
Equity holders of the Bank		120,080	122,849
Non-controlling interest	23	51	(1,824)

Earnings per share attributable to equity holders of the Bank (stated in Ch$)
Basic earnings per share	23	0.432	0.514
Diluted earning per share	23	0.432	0.514

Notes 1 to 39 are an integral part of these consolidated financial statements.

ORPBANCA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2012 and 2011
(In millions of Chilean pesos - MCh$)

	Notes	12.31.2012	12.31.2011
		MCh$	MCh$

Net income for the year		120,131	121,025

Other Comprehensive Income
Financial instruments available-for-sale		(5,368)	(1,258)
Exchange differences on translation		(25,157)	1,238
Hedge of net investment in foreign operation		757	(1,264)
Effect variation cash flow hedge		3,146	(2,576)
Other comprehensive income before income taxes		(26,622)	(3,860)
Income tax relating to other comprehensive income	15	380	979

Total other comprehensive income (loss)		(26,242)	(2,881)
Comprehensive income for the year
		93,889	118,144

Attributable to:
Equity holders of the bank		93,838	119,968
Non-Controlling interest	23	51	(1,824)

Notes 1 to 39 are an integral part of these consolidated financial statements.

CORPBANCA AND SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the years ended December 31, 2012 and 2011
(In millions of Chilean pesos - MCh$, except for number of shares)

				Valuation gains (losses)						Retained earnings
	Number of shares	Paid-in Capital	Reserves	Financial investment available-for-sale	Hedge of net investment in foreign operation	Cash flow hedge	Income tax other comprehensive income	Exchange differences on translation	Accumulated other comprehensive income	Retained earnings from prior periods	Net income for the year	Accrual for mandatory dividends	Total attributable to equity holders of the Bank	Non controlling interest	Total Shareholders’ equity
	(Millions)	MChS	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$`	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2011	226,909	342,379	26,406	(1,517)	963	-	94	(2,298)	(2,758)	106,869	119,043	(59,522)	532,417	2,943	535,360
Increase or decrease in capital and reserves	23,449	57,860	112,734	-	-	-	-	-	-	-	-	-	170,594	1,490	172,084
Capitalization of retained earning	-	106,869	-	-	-	-	-	-	-	(106,869)	-	-	-	-	-
Dividends paid	-	-	-	-	-	-	-	-	-	-	(119,043)	59,522	(59,521)	-	(59,521)
Accrual for mandatory dividends	-	-	-	-	-	-	-	-	-	-	-	(36,855)	(36,855)	-	(36,855)
Comprehensive income for the period	-	-	-	(1,258)	(1,264)	(2,576)	979	1,238	(2,881)	-	122,849	-	119,968	(1,824)	118,144
Balance as of December 31 2011	250,358	507,108	139,140	(2,775)	(301)	(2,576)	1,073	(1,060)	(5,639)	-	122,849	(36,855)	726,603	2,609	729,212

Balance as of January 1,2012	250,358	507,108	139,140	(2,775)	(301)	(2,576)	1,073	(1,060)	(5,639)	-	122,849	(36,855)	726,603	2,609	729,212
Increase or decrease in capital and reserves	43,000	131,126	136,412	-	-	-	-	-	-	-	-	-	267,538	2,430	269,968
Capitalization of retained earnings	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividends paid	-	-	-	-	-	-	-	-	-	-	(122,849)	36,855	(85,994)	-	(85,994)
Accrual for mandatory dividends	-	-	-	-	-	-	-	-	-	-	-	(60,040)	(60,040)	-	(60,040)
Comprehensive income for the period	-	-	-	(5,368)	757	3,146	380	(25,157)	(26,242)	-	120,080	-	93,838)	51	93,889
Acquisition Subsidiary in Colombia	-	-	-	-	-	-	-	-	-	-	-	-	-	49,280	49,280
Balance as of December 31 2012	293,358	638,234	275,552	(8,143)	456	570	1,453	(26,217)	(31,881)	-	120,080	(60,040)	941,945	54,370	996,315

Notes 1 to 39 are an integral part of these consolidated financial statements.

CORPBANCA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2012 and 2011
(In millions of Chilean pesos - MCh$)

	Notes	12.31.2012	12.31.2011
		MCh$	MCh$
CASH FLOW FROM OPERATING ACTIVITIES:

Income before income taxes		143,002	145,169
Non-controlling Interest		51	(1,824)
Charges (credits) to income not representing cash flow:
Depreciation and amortization	31	18,092	7,461
Provision for loan losses	28	65,741	52,160
Provisions and write-offs for assets received is lieu of payment	32	2,328	999
Contingency provisions	32	6,207	2,228
Adjustment to market value for financial investments available-for-sale and derivatives		10,055	(49,023)
Net interest income	24	(256,876)	(193,000)
Net fees and income from services	25	(85,644)	(60,362)
Net foreign exchange gains (losses)	27	(30,696)	26,783
Changes in assets and liabilities due to deferred taxes		(12,738)	1,825
Other charges (credits) to income not representing cash flows		17,680	13,517
Subtotals		(122,798)	(54,067)
Increase/decrease in operating assets and liabilities:
Loans and receivables to customers and banks		(1,584,742)	(1,525,019)
Investments under agreements to repurchase		91,082	51,512
Trading portfolio financial assets		215,854	27,230
Financial investments available-for-sale		(32,801)	72,927
Held to maturity investments		3,393	(21,382)
Other assets and liabilities		(47,956)	31,421
Time deposits and saving accounts		1,428,640	1,089,502
Currents accounts and demand deposits		163,293	70,656
Investments under agreements to resell		119,884	(58,801)
Dividends received from investments in other companies	12	367	250
Foreign borrowings obtained		1,204,730	1,013,562
Repayment of foreign borrowings		(1,137,045)	(809,997)
Net (decrease) increase of other obligations with banks		(511)	(42,629)
Income tax paid	15	(22,871)	(24,144)
Repayment of other borrowings		(3,452)	(3,834)
Net cash (used in) provided by operating activities		275,067)	(182,813)

CASH FLOW FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment		(23,495)	(10,911)
Acquisition of Banco CorpBanca Colombia, S.A. net of cash acquired	12	(476,358)	-
Proceeds from sales of property, plant and equipment		6,069	-
Sale of assets received in lieu of payment or in foreclosure		3,996	482
Net cash (used in) provided by investment activities		(489,788)	(10,429)

CASH FLOW FROM FINANCING ACTIVITIES:
Issued debt		966,627	344,103
Redemption of issued debt		(697,916)	(61,792)
Increase capital	23	267,538	170,594
Paid dividends	23	(122,849)	(119,043)
Net cash provided (used in) provided by financing activities		413,400	333,862

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		198,679	140,620

Cash and cash equivalents at beginning of year		534,341	393,721
Cash and cash equivalents at end of year	5	733,020	534,341

Net increase (decrease) in cash and cash equivalents		198,679	140,620

Notes 1 to 39 are an integral part of these consolidated financial statements.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31,2012 and 2011

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31,2012 and 2011

NOTE 1 -	GENERAL INFORMATION AND SIGNIFICANT ACCOUNTING PRINCIPLES

General Information - Background of the Bank and Subsidiaries CorpBanca Bank

CorpBanca is a banking corporation organized under the laws of the Republic of Chile. The institution aims is to and celebrate all those acts, contracts, business operations or the General Banking Act permitted without prejudice to extend or restrict its scope in harmony with the laws that are enacted in the future, without the necessary to amend its charter. This database includes individuals to large corporations.

i) Our Story

CorpBanca is the oldest private bank currently operates in Chile. It was founded as Banco de Concepción in 1871 by a group of residents of the city of Concepción, led by Aníbal Pinto, who later became President of the Republic of Chile. In 1971, ownership of Banco de Concepción was transferred to a government agency, the Chilean Economic Development Agency (CORFO). In that year the Bank acquired French and Italian in Chile, which allowed its expansion in Santiago. Between 1972 and 1975 acquired banks Chillan and Valdivia. In November 1975, CORFO sold its shares to private, who took control of the bank in 1976. In 1980 it changed its name to Banco Concepción.

In 1983 the Banco Concepción was intervened by the Superintendency of Banks of Chile, and remained in control until 1986, when it was acquired by the National Mining Association (SONAMI). Under the control of the latter, Banco Concepción focused on financing for small and medium mining companies, raising capital and selling part of their high risk of the portfolio at the Central Bank of Chile.

In 1996 a group of investors, led by Mr. Alvaro Saieh Bendeck, acquired a majority stake of Banco Concepción. After the change of ownership in 1996, the controlling group took significant steps to improve risk management, improve operational efficiency and expand operations CorpBanca. These measures included strict implementation of provisions, cost reduction, technological improvements and productivity gains. As part of the changes, changed its name to “CorpBanca ‘and establishes administrative and management team with extensive experience in the financial services industry in Chile.

Since 1998 it has expanded its operations significantly, both through acquisitions and the consumer loan division of Corfinsa of Banco Sud Americano (now Scotiabank Chile), and Financiera Condell S.A. - As through organic growth. In this context, international expansion began in 2009 with the opening of the branch in New York, in 2011 with the opening of the representative office in Madrid and the acquisition of the banking subsidiary of Colombia of Banco Santander Espana (concretized in the first half of 2012, now called Banco CorpBanca Colombia SA, see Note 12 “Investments in other companies”, letter b) of the Consolidated Financial Statements).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

Related to this, it was reported the signing of an agreement, which provided for the acquisition of up to 100% of the shares of Helm Bank SA and all its subsidiaries and Helm Insurance Broker SA, all entities operating in the Republic of Colombia. After the closing of this transaction, Helm Bank and Corpbanca Bank will merge to operate as a single bank.

ii) Currently CorpBanca

CorpBanca-controlled Saieh Group with a 61% stake is the fourth largest private bank in Chile. Its total consolidated assets totaled MCh$13,528,223 (U.S.$28,233 million) and shareholders ‘equity to MCh$996,315 (U.S.$2,079 million). Focused on large and medium enterprises and individuals, offers a wide range of universal banking products through its distribution network comprised of 121 branches, 440 ATMs, internet banking and mobile banking. Her business-supplemented subsidiaries and insurance brokerage, AGF, financial advisory and other-, and trading on-a branch in New York, a representative office in Madrid and a banking subsidiary in Colombia.

Since its acquisition by Grupo Saieh, CorpBanca has shown a remarkable performance, with a significant expansion of market share and sustained improvements in profitability. In twelve months to December 2012 return on average equity (ROAE) reached 14.0% and Basel ratio was 11.05%. In the 12 months that ended in November 2012 its market share in deposits in Chile grew by 75.3 basis points, reaching 8.3%. The key to success of CorpBanca has been to understand the needs of customers, with innovative products and services, with a highly qualified management and very close.

One of the most important milestones during 2012 CorpBanca was 91.93% acquisition of Banco Santander Colombia SA (today Corpbanca Colombia) and thus a share in a stockbroker and a fiduciary. With this acquisition, CorpBanca strengthens its growth strategy and becomes the first Chilean financial institution that has a foreign bank subsidiary. CorpBanca’s total investment in this transaction amounted to approximately U.S. $ 1,110 million were financed with equity and a new capital increase of U.S.$560 million. Furthermore, CorpGroup agreed with Group Santo Domingo, one of the largest business groups in Colombia, for entry into Corpbanca property as long-term investor and no shareholder agreement, with an investment of U.S.$100 million (equivalent to 2.7% of the property). Consequently, two important Latin American economic groups joined forces as shareholders of CorpBanca to execute its expansion plan and support in building business relationships and create value for its customers in Colombia.

In this sense, in October 2012 is announced agreement between CorpGroup and Helm Corporation to acquire up to 100% of Helm Bank SA through its subsidiary CorpBanca Colombia. With this acquisition and subsequent merger, CorpBanca consolidate its operations in that country, reaffirming the long-term commitment to this market. Bank management expects that this operation is realized in the first quarter of 2013, after the approval of regulators in Chile and Colombia. The total value of the acquisition, which includes 100% of the shares of the Bank and its subsidiaries, totaled $ 1,278.6 MMUS.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31,2012 and 2011

To do this, CorpBanca Colombia conduct a capital increase for an amount close to but not exceeding MUS$1,000 financing the remainder with its balance. This increase shall be signed by an amount CorpBanca around MUS$ 285, Helm Corporation with MUS$440 and other investors about the difference. Thus, CorpBanca maintain a controlling position of the merged bank, while Helm Corporation will be part of non-controlling interest in the entity. Additionally, CorpBanca purchase directly Helm Corporation Bank-matrix-80% ownership of an insurance brokerage amounting to MUS$17.12.

For designated investment and its Colombian subsidiary to finance its medium-term organic growth in Chile, CorpBanca made a capital increase totaling MUS$600. The recent announcement by International Finance Corporation (IFC, part of the World Bank) to invest in shares of first issuance of CorpBanca are part of this increase. This increase in assets will materialize within the first quarter of 2013. With the slack that is generated from this new increase, is to make a placement of subordinated bonds exclusively abroad.

In the triennium 2012-2015, the development of the strategy CorpBanca in Chile will be based on the benefits provided by its membership in a group with presence in major economic sectors of the national economy. This gives it a unique advantage over its competition for commercial and cost synergies and therefore sustains the growth of its market share and its returns.

iii) CorpBanca and Subsidiaries.

CorpBanca and subsidiaries (collectively referred to below as the “Bank” or “CorpBanca”) offer commercial and consumer banking, and other services, including factoring, collections, leasing, insurance and securities brokerage, mutual funds and fund management investment in Chile, along with a direct operation in Colombia. The history of the subsidiaries or branches in Chile and abroad are summarized below:

CorpBanca Bank. Parent company of a diverse group of subsidiaries, which are engaged in different activities. Consequently, CorpBanca is obliged to prepare consolidated financial statements incorporate their subsidiaries and foreign branch, and including further investments in business support organizations. Below is a description of the subsidiaries and foreign branch:

CorpBanca Corredores de Bolsa S.A. It was incorporated by public deed on 27 January 1993. Its object is to engage in the brokerage operations, such as brokers, in the terms referred to in Article No. 24 of Law No. 18,045, subject to those activities that the Superintendency of Securities and Insurance (SVS) authorizing the brokerage. It is registered in the Register of Securities Brokers and Agents of the SVS under No. 160 of 11 May 1993.

CorpBanca Administradora General de Fondos S.A. It was incorporated by public deed dated December 23, 1986, completed by deed dated February 13, 1987, both granted before the Notary of Santiago Mr. Andres Rubio Flores, and by deed executed before the Notary of the same city Mr. Aliro Velozo Mutioz dated March 12, 1987. On March 20, 1987, by Resolution No. 034, the SVS approved the existence of the company, which later changed its name to the present. Has the sole purpose of managing mutual funds governed by the DL 1976 No. 1328 Mutual Funds Act, investment fund governed by Law No. 18,815, fund foreign capital investment governed by Law 18.657, of housing funds governed by Law 19,281 and any other funds whose control is vested in the SVS, and conducting follow-authorize it, especially in the terms defined in Article 220 of Law 18,045 Securities Market, as well as managing any other type of fund current or future legislation authorizing him to perform. At the date of these financial statements the company manages 27 mutual funds and two private investment funds.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

CorpBanca Asesorias Financieras S.A. It was incorporated by public deed dated 27 January 1992 as a closed corporation. It aims at providing additional financial advisory services to the banking. It is governed by Article 70, letter b) of the General Banking Law and is subject to supervision by the Superintendency of Banks and Financial Institutions (SBIF).

CorpBanca Corredores de Seguros S.A. It was incorporated by public deed dated September 8, 1996, granted before Notary Public Mr. Kamel Saquel Zaror. The purpose of the Company is paid intermediation contracts life and general insurance, with the sole exclusion of pension plans, with any national insurer based in the country and providing advisory and consultancy services relating to the area in insurance and investment in tangible personal property.

CorpLegal S.A. It was incorporated by public deed dated March 9, 2007 as a closed corporation. It aims at providing all kinds of professional advice on legal matters to CorpBanca, its subsidiaries or its customers, with operations that are granted to them. It is governed by Article 70 letter b) of the General Banking Law and is subject to oversight by the SBIF.

CorpBanca Agenda de Valores S.A. Company formed in Santiago on 16 November 2009, as recorded in public deed executed before Mr. Gustavo Montero Marti, Notary Public Replacement of the Forty-Eighth holder of Santiago of Mr. Jose Musalem Saffie, beginning operations with date 2 December 2009. It is registered in the Register of Brokers and Agents of the SVS Securities under No. 200 dated 23 February 2010. Its object is to engage in the brokerage operations, as a securities agent in the terms set out in Article 24 of Law 18,045, and can also perform additional activities authorize the SVS securities dealers.

CorpBanca Nueva York Branch. On May 4, 2009 comes into operation this branch, with a banking license issued by the authorities of the State of New York. Its mission is to meet the financial needs of international customers CorpBanca Bank, with high standards of quality service, personal attention and competitive products with high added value, from the world’s financial center. It is focused on commercial banking, focusing on the provision of banking services in the city and country for CorpBanca customers and granting working capital and corporate financing to companies in Latin America. The company head office is completely dependent.

SMU CORP S.A. Company formed in Santiago on September 2, 2009, as recorded in public deed executed before Mr. Gustavo Montero Marti, Notary Public holder replacement of the Forty Eighth Notary of Santiago of Mr. Jose Musalem Saffie, kicking off operations with dated March 31, 2010, and its capital is aware dated October 10, 2010. Its objective is the issue, operation and management of credit cards to be used for lending to customers in their Unimarc supermarkets. It is governed by Article 70, letter b) of the General Banking Law and is subject to oversight by the SBIF.

Banco CorpBanca Colombia S.A (Above - Banco Santander Colombia, S.A.) Private limited company, incorporated by public deed No. 721 of October 5, 1912. The bank’s primary residence is the city of Bogota, DC, Republic of Colombia. Its corporate purpose raising funds on current account, as well as the recruitment of other deposits and term, with the main purpose of active credit operations. You can also perform the acts and make all the investments that they are legally authorized to banking establishments. Subsidiary has CorpBanca Investment Valores S.A.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

Comisionista de Bolsa (Above Santander Investment Valores S.A. Comisionista de Bolsa), with a share of 94.94% (from September 1997), as subordinate, which is active in investment banking and securities firm, and domiciled in Bogota. It also has involvement in CorpBanca Investment Trust Colombia S.A. (Above Santander Investment Trust Colombia S.A.), trust company (subsidiary since June 2012, participating in a 94.5009%), whose corporate purpose is holding actions, contracts and operations, developing activities primarily through investment trusts, administration, and real estate collateral. These institutions are regulated by the Financial Superintendence of Colombia which has an agreement with the SBIF supervision.

On May 29, 2012 CorpBanca took control of Banco CorpBanca Colombia (above Banco Santander Colombia) through the acquisition of 51% of its shares to Banco Santander Espaiia S.A. Subsequently, on June 22, 2012, CorpBanca acquired an additional 40.93% ownership of this bank, reaching 91.93% of the share capital. Banco CorpBanca Colombia has a 3.0% market share in loans and 2.9% in customer deposits as of November 2012. His strategy has prioritized i) selective growth, ii) low risk, high provision coverage, along with iii) a comfortable liquidity and adequate capitalization levels. In December 2012 its assets were around MUS$5.169 and its loan portfolio in excess of MUS$3.931 (with a 60% versus 40% for loans to companies and individuals). CorpBanca Bank Colombia has shown increasing returns, registering one November 2012 annualized return on equity of 14.3%, with a Basel indicator of 11.7%. With this acquisition, CorpBanca looking accompany Chilean companies in their regional expansion and at the same time, participate in the growing Colombian banking market, one of the most attractive worldwide. This potential based on solid economic prospects of Colombia (classified in “investment grade” by Standard & Poor’s, Moody’s and Fitch Ratings) and low penetration currently shows its banking industry (35% versus approximately 74% of loans in the financial system to GDP in Colombia and Chile, respectively). The high professional level executives and employees exhibiting the Colombian capital market and the expertise to successfully develop CorpBanca their work in a banking system like Chile’s deepest, are two of the key issues underlying the expected success this acquisition. According to the above, CorpBanca is building a platform for growth and increased profitability, and generating increased profits in the future. Additionally, the capital increase associated with this transaction will enable the bank to strengthen its capital position and enhance its ability to grow in Chile.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

ACCOUNTING POLICIES AND OTHER

a)         Accounting Period

The Consolidated Financial Statements (hereinafter “financial statements”) cover the years ended December 31, 2012 and 2011, respectively.

b)         Basis of preparation of the Consolidated Financial Statements

The Consolidated Financial Statements have been prepared in accordance with accounting standards and instructions issued by the Superintendency of Banks and Financial Institutions (SBIF), watchdog that according to Article No. 15 of the General Banking Act states that, according to laws, banks must use the accounting policies set forth by the Superintendency and everything that is not treated by it or is in conflict with his instructions, must adhere to generally accepted accounting principles, which correspond to the technical rules the Association of Accountants of Chile AG, consistent with International Financial Reporting Standards (IFRS) agreed by the International Accounting Standards Board (IASB). In case of discrepancies between the accounting principles and accounting standards issued by the SBIF (Compendium of Accounting Standards) the latter shall prevail.

The notes to the financial statements contain additional information to that presented in the Consolidated Statement of Financial Position in the Consolidated Statements of Income, Consolidated Statement of Comprehensive Income, Statement of Changes in Equity and Consolidated Statements of Cash Flows. Notes provide narrative descriptions or disaggregation of such states in clear, relevant, reliable and comparable.

c)         Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Corpbanca, its subsidiaries and the New York Branch that participate in the consolidation process as of December 31, 2012 and 2011, and include the necessary adjustments and reclassifications to the financial statements of subsidiaries and the New York Branch to bring their accounting policies and valuation criteria into line with those applied by the Bank, in accordance with the standards set by the Compendium of Accounting Standards issued by the SBIF.

All significant intergroup balances, transactions, income and expenses are fully eliminated in the consolidation.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

For consolidation purposes, the financial statements of the New York branch have been translated into Chilean pesos at the exchange rate of $ 479.16 per U.S. $ 1 at December 31, 2012 ($ 519.08 per U.S. $ 1 at December 31, 2011 ), same situation for Colombian subsidiaries using an exchange rate of $ 0.2711 per COP $ 1, according to the International Accounting Standard No. 21, relating to the valuation of investments abroad in countries with economic stability.

The assets, liabilities, revenues and results of operations of subsidiaries net of consolidation adjustments, represent 20.50%, 21.69%, 38.14% and 43.03% respectively, of total assets, liabilities, income and the consolidated’ results of operations December 31, 2012 (2.3%, 2.4%, 13.6% and 18.1% in 2011, respectively). Unrealized income from transactions with companies whose investments are recognized under the equity method, the investment is disposed of, this according to the percentage of equity participation in the entity (at the close of the financial statements in 2012 and 2011, the Bank has no such investments).

Controlled Entities or Subsidiaries

Are considered “controlled” companies over which CorpBanca is able to exercise control, this capacity is generally but not exclusively by the ownership, directly or indirectly, at least 50% of the social rights of the entities associates or, even less or no voting if, as a result of agreements with shareholders thereof, is granted the Bank control. Control is the power to significantly influence the financial and operating policies of an entity so as to obtain benefits from its activities.

The financial statements of subsidiaries are consolidated with the Bank using the full consolidation method (line by line). Accordingly, all balances and transactions between consolidated companies are eliminated through consolidation.

Additionally, the minority interest in the equity of CorpBanca and subsidiaries is presented as “Non-controlling interest” in the Consolidated Statement of Financial Position. Your participation in the profits of the year is presented as “Net consolidated loss attributable to non-controlling interest” in the Consolidated Statement of Income.

_________________________
1 The variations between the years 2012-2011, corresponding to the relative weight of assets, liabilities and consolidated results of Colombian companies incorporated since May 2012.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

Here are entities over which CorpBanca has the ability to exercise control :

			Direct and Indirect Ownership
			As of December 31, 2012			As of December 31, 2011
	Country	Functional currency	Direct %	Indirect %	Total %	Direct %	Indirect %	Total %
Corpbanca Corredores de Bolsa S.A.	Chile		$99.990	0.010	100.00	99.990	0.010	100.00
Corpbanca Administradora General de Fondos S.A.	Chile		$99.996	0.004	100.00	99.996	0.004	100.00
Corpbanca Asesorias Financieras S.A. 2	Chile		$99.990	0.010	100.00	99.990	0.010	100.00
Corpbanca Corredores de Seguros S.A.	Chile		$99,990	0.010	100.00	99.990	0.010	100.00
Corp Legal S.A. 2	Chile		$99.990	0.010	100.00	99.990	0.010	100.00
Corpbanca Agencia de Valores S.A.	Chile		$99.990	0.010	100.00	99.990	0.010	100.00
Corpbanca Nueva York Branch 2	EEUU	US$	100.000	-	100.00	100.000	-	100.00
SMU CORP S.A 2	Chile		$51.000	-	51.00	51.000	-	51.00
Banco CorpBanca Colombia S.A 3	Colombia	COP$	91.931	-	91.93	-	-	-
CorpBanca Investment Valores Colombia S.A 3	Colombia	COP$	-	87.218	87.22	-	-	-
CorpBanca Investment Trust Colombia S.A3	Colombia	COP$	-	86.871	86.87	-	-	-

Affiliates

Affiliates are entities over which the Bank has the ability to exercise significant influence but not control or joint control. It is presumed that the Bank has significant influence when it holds, directly or indirectly, more than 20% of the voting rights in an entity. Affiliates are accounted for using the equity method.

The Bank analyzed the method of valuation and concluded, not maintain that method for business support organizations, bearing in mind as the major significant degree of influence exerted on these companies and their percentage interest on capital (Note 12 “Investment in other companies”).

Special Purpose Entities

According to the Compendium of Accounting Standards, the Bank must constantly analyze its scope of consolidation, bearing in mind that the fundamental criterion to consider is the degree of control held by the Bank on a given entity and its stake in equity.

SIC Interpretation 12 - Consolidation - Special purpose entities (SIC 12) addresses when a special purpose entity should be consolidated by a reporting entity under the consolidation principles in IAS 27. Under SIC 12, the Bank must consolidate a special purpose entity when, in substance, it controls the SPE. The control of an SPE by the Bank may be indicated if:

_________________________
2 Companies regulated by SBIF. The other companies are regulated by the Superintendency of Securities and Insurance (SVS, in its Spanish acronym), except for CorpBanca Colombia and subsidiaries.

3 Company supervised by the Financial Superintendence of Colombia which has an agreement with the SBIF supervision. CorpBanca has control of this subsidiary since May 2012, more information on the transaction is in Note 12 of these financial statements.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31,2012 and 2011

•	In substance, the activities of the SPE are being conducted on behalf of the Bank according to its specific business needs so that the Bank obtains benefits from the SPE’s operation,

•
in substance, the Bank has the decision-making power to obtain the majority of the benefits of the activities of the SPE or, by setting up an ‘autopilot’ mechanism, the Bank has delegated these decision-making powers

•	in substance, the Bank has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incidents to the activities of the SPE

•	in substance, the Bank retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

This assessment is based on methods and procedures that take into consideration the risks and benefits retained by the Bank, for which we take into account all relevant elements among which are the guarantees or the losses associated with collection of the related assets retained by the Bank, among others. The Bank’s management has concluded that no SPE entities exist that require inclusion in the Bank’s consolidated financial statements for 2012 and 2011.

Investments in other companies

Investments in other companies are those in which the Bank has no control or significant influence. These investments are stated at acquisition cost. See Note 12 to the consolidated financial statements referred to above, with the companies involved the following:

	% Percentage of Participation As of December 31,
	2012		2011
Operadora de Tarjetas de Crédit Nexus S.A.	12.90		12.90
Transbank S.A	8.72		8.72
Sociedad Operadora de la Camara de Compensacion de Pagos de Alto Valor S.A.	4.72		4.72
Redbanc S.A.	2.50		2.50
Sociedad Interbancaria de Depósitos de Valores S.A.	3.91		3.91
AcciOn Bolsa de Comercio de Santiago	2.08		2.08
Accion Bolsa Electrónica de Chile	2.44		2.44
Deceval S.A.	5.74	(a)	-
AC.H Colombia	3.67	(a)	-
Redeban Multicolor S.A	1.60	(a)	-
Cáamara de Compensacion Divisas de Col. S.A	3.19	(a)	-
Cámara de Riesgo Central de Contraparte S.A.	1.17	(a)	-
Bolsa de Valores de Colombia	0.48	(a)	-

(a) Corresponds to investments in other companies carried out by the subsidiaries in Colombia.

Funds Management

Subsidiaries Corpbanca and manages and administers assets held in mutual funds and other investment vehicles on behalf of investors. The financial statements of these entities are not included in these consolidated financial statements except when the Bank controls the entity. At December 31, 2012 and 2011, the Bank does not control or consolidates any funds.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31,2012 and 2011

d)        Non-controlling interest

The non-controlling interest represents the equity and net income in a subsidiary not attributable, directly or indirectly, to the Bank. The non-controlling interest is disclosed as a separate line item within equity in the consolidated statements of financial position and as a separate line item within the consolidated statements of income.

e)        Business Combinations and Goodwill

Business combinations are accounted for under the acquisition method. The cost of an acquisition is measured as the sum of the consideration transferred, measured at fair value at the acquisition date, and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the net identifiable assets acquired. Acquisition costs incurred are expensed and included in administrative expenses.

When CorpBanca and subsidiaries acquires a business, it assesses the identifiable assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and other relevant conditions at the date of acquisition. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is done in stages, the acquirer’s stake previously held in the acquired assets, measured at fair value at the date of the respective acquisition, is remeasured at fair value at the acquisition date in which you take control and recognize the resulting gain or loss.

Any contingent consideration that must be transferred by the acquirer is recognized at its fair value at the acquisition date. Subsequent changes to the fair value of contingent considered as an asset or liability is recognized in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, either as profit or loss or as a change in other comprehensive income. If the contingent consideration is classified as equity, it should not remeasure until it finally settled as part of equity.

Goodwill is initially measured at cost, as the excess of the sum of the consideration transferred and the amount recognized for non-controlling interest in respect of the identifiable assets acquired and liabilities assumed net. If this proves consideration less than the fair value of the net assets of the subsidiary acquired, the difference is recognized in income.

After initial recognition, goodwill is measured at cost less any accumulated impairment. At the end of impairment testing, goodwill acquired in a business combination is allocated, from the acquisition date, to each of the cash generating units expected Group will benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31,2012 and 2011

When goodwill forms part of a cash-generating unit and part of the operation within that unit is sold, the goodwill associated with the operation disposed of are included in the carrying amount of the operation when determining the gain or loss on the sale operation. The goodwill that is written off in this circumstance is measured based on the relative values of the sale and the retained portion of the cash-generating unit.

f)        Functional currency and foreign currency

The Bank and its subsidiaries, defined as its functional and presentation currency the Chilean peso, which is the currency of the primary economic environment in which it operates. Therefore, all balances and transactions denominated in currencies other than the Chilean peso are considered “foreign currency”.

The Bank makes the accounting records of both its branch in New York and Colombian subsidiaries to Chilean pesos from U.S. dollars and Colombian pesos, respectively, in accordance with guidelines established by the Superintendency of Banks and Financial Institutions, which are consistent with the Standard International Accounting Standard No. 21 “ The Effects of Changes in Foreign Exchange Rates”. All amounts in the Income Statement and the Statement of Financial Position are converted to Chilean pesos at the rate indicated in Note 1 g).

The presentation currency for the consolidated financial statements is the chilean peso, expressed in million pesos (MCh$).

g)        Foreign Currency

The Bank’s functional currency is the chilean peso, therefore, all balances and transactions denominated in currencies other than the chilean peso denominated considered “foreign currency”.

The Bank makes loans and accepts deposits in amounts denominated in foreign currencies, mainly in U.S. dollars and colombian peso.

The balances of the financial statements of the consolidated entities whose functional currency is the peso are translated to the presentation currency as follows:

g.1 Assets and liabilities, at the closing exchange rates of the financial statements.

g.2 The income and expenses and cash flows, using the exchange rate at the date of each transaction.
g3 Net assets at historical exchange rates.

The exchange differences arising from the conversion into pesos of balances in the functional currencies of the consolidated entities whose functional currency is the peso, are recorded under “Exchange differences on translation” in the Heritage category called “Valuation gains (losses)” to low balance the element to which correspond, at which time results are recorded.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31,2012 and 2011

The amount of gains and losses net change includes the recognition of the effects of changes in the exchange rate with assets and liabilities denominated in foreign currencies and gains or losses on exchange of current and future transactions undertaken by the Bank.

Assets and liabilities in foreign currencies are shown at their equivalent value in pesos, calculated at exchange rate of $ 479.16 per U.S. $ 1 ($519.08 per U.S. $ 1 at December 31, 2011) for the case of the U.S. Dollar and exchange rate of $ 0.2711 per COP$1 colombian Peso, both at December 31, 2012.

The balance of MCh$30,696 for the period ended December 31, 2012, corresponding to the Foreign Exchange gains net shown in the Consolidated Statement of Income (Foreign Exchange loss net of MCh$26,783 in 2011), includes the recognition of the effects of the exchange rate variation in assets and liabilities in foreign currency or indexed to the exchange rate, and the result of operations conducted by the Bank change.

h) Definitions and classifications relevant

The assets include, for presentation purposes, according to their nature in the consolidated financial statements, the following items:

Cash and deposits in banks. This item includes cash, current accounts and deposits at the Central Bank and other financial institutions in the country and abroad. The amounts placed in overnight operations will continue to report on this item and the corresponding lines or items. If not given a special item for these operations, they are included with accounts that are reported.

Items in course of collection. This item includes values in exchange documents and transactions balances that, according to the agreement, payment is deferred asset purchase transaction or the delivery of foreign exchange purchased.

Trading portfolio financial assets. Includes portfolio of financial instruments for trading and investments in mutual funds that must be adjusted to fair value as instruments acquired for trading.

Investments under agreements to resell. This item shows the balances for purchases of operations pact instruments and securities lending, depending on whether transactions with domestic banks or other entities.

Derivative financial instruments. This category includes derivative contracts with positive fair values. Includes both independent contracts like derivatives that must and can be separated from a host contract and may be these trading or hedge, as defined below:

•	Derivatives held-for-trading. Corresponds to derivatives that are not part of a particular hedging relationship in which special accounting is being applied for the coating.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

•	Derivatives held-for-hedging. Corresponds to the derivatives being applied special hedge accounting.

Loans and receivables from banks. This item shows the balances of transactions with banks in the country and abroad, including the Central Bank of Chile, other than those reflected in the above categories. Not included in this category of debt instruments acquired for trading or investment third.

Loans and receivables from customers. Corresponds to loans, leasing and receivables that arise from business operations, owed by persons other than banks, excluding operations shown in items repurchase agreements and securities lending and derivatives contracts. It also includes debt instruments acquired for trading or investment third. It will also include in this category the provisions corresponding to loans and receivables to customers as a whole. These provisions relate to those discussed in Chapter B-1 “credit risk provisions” of the Compendium of Accounting Standards SBIF. Provisions for country risk referred to Chapter B-6 “country risk provisions” are included in liabilities (as well as country risk provisions on assets other than loans to customers). Similarly, also included in the special provisions on passive foreign loans referred to Chapter B-7 “special provisions for credits abroad” because, by their nature, cannot be treated as complementary accounts asset valuation. It is understood that when speaking of credits on the “outside” refers to appropriations for direct debit not residents of Chile.

Investment Instruments. These are classified into two categories: a) Financial investments available-for-sale and b) Held to maturity investments. The latter category will include only instruments that the entity has the ability and intent to hold to maturity, other instruments are included in the available for sale portfolio.

Investments in other companies. This item is included in equity investments and other investments, not consolidated, this according to accounting practice set out in letter c) “consolidation criteria”.

Intangible assets. Includes assets relating to goodwill (goodwill) and identifiable intangible assets, net of accumulated amortization and adjustments.

Property, plant and equipment. It will include all movable and immovable property has been acquired or constructed for the operation and provision of CorpBanca, including those acquired through leasing. This category also includes the renovations made to the leased premises, where appropriate activation.

Current taxes. Included in This Item interim payments that exceed the provision for income tax credits or other income tax, such as training expenses or donations to universities. Additionally, should include the estimated monthly payments for utilities to recover tax losses absorbed.

Deferred income taxes. Groups the receivables originated by the tax effect of temporary differences in the timing of recognition of the results according to financial criteria and tax accounting.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

Other assets. Included in these category balances of assets for leasing, assets received in lieu of payment, and other assets that are not included in the items or lines explained above.

Liabilities include, for presentation purposes, according to their nature in the consolidated financial statements under the following headings:

Current accounts and demand deposits. They include all demand deposits except savings accounts term, which by their nature are not considered special sight. It is understood that demand deposits are those for which payment may be required in the period, which is not considered in view transactions that become due on the day after the closing.

Items in course of collection. This category includes the balances on the purchase of assets that are not settled on the same day and sell currencies that are not yet delivered.

Investments under agreements to repurchase. We present the balances relating to operations under an agreement for sale of instruments and securities lending, depending on whether transactions with domestic banks or other entities

Time deposits and saving accounts. This item shows the balances of transactions catchment which has set a deadline after which they become payable. The term deposits that are due and have not been canceled or renewed will be presented in the deposits and other liabilities item in sight. Moreover, nontransferable time deposits to banks, will be shown in borrowings from banks.

Derivative financial instruments. This category includes derivative contracts with negative fair values. Includes both independent contracts like derivatives that must and can be separated from a host contract and may be these trading or hedge, as defined below:

•	Derivatives held-for-trading. Corresponds to derivatives that are not part of a particular hedging relationship in which special accounting is being applied for the coating.

•	Derivatives held-for-hedging. Corresponds to the derivatives being applied special hedge accounting.

Borrowings from financial institutions. Includes obligations to other banks in the country, with foreign banks or the Central Bank of Chile, with the exception of the obligations that are reported in the above categories, discussed above.

Debt issued. Includes items as for bonds with a) letters of credit, b) subordinated bonds c) current bonds.

Other financial obligations. Displaying credit obligations with others than other banks in the country or abroad or the Central Bank of Chile, for financing the business activity or operations.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

Current income tax provision. Corresponds to the provision for income taxes calculated using the tax results for the period, net of mandatory or voluntary prepayments and other credits that apply to this obligation. When the net is liable, the balance will be included in the assets.

Deferred income taxes. This item includes credit balances resulting from the tax effect of temporary differences in the timing of recognition of the results according to financial criteria and tax accounting.

Provisions. This category will include the following: a) Provisions for staff salaries and benefits, b) Provision for minimum dividends, c) Provisions for contingent loans d) Provisions for contingencies.

Other liabilities. This item includes liabilities of the financial institution not specified above, including the following concepts: a) Accounts and notes payable, b) dividends declared payable, c) Unearned income, d) Valuation adjustments for macrohedges d) other liabilities that are not included in the items or lines explained above.

Be included in shareholders’ equity, for presentation purposes, according to their nature in the consolidated financial statements under the following headings:

Capital. Heading including principal paid, broken down into a) capital paid b) shares acquired by the bank itself.

Reserves. This item will include a) premium paid for shares, b) Other reserves from profits not c) reserves from profits.

Valuation gains (losses). We present valuation adjustments of available for sale investments, derivatives hedging cash flow, the effects of hedges of net investments in foreign and translation differences of foreign subsidiaries.

Retained earnings. They include the retained earnings that have not been dealt and that may be the subject of future dividends, the profit or loss and the amount related to minimum dividends (recorded as a liability of the institution).

The results of the period include, for presentation purposes, according to their nature in the consolidated financial statements under the following headings:

Interest income. Includes interest income and adjustments of assets, excluding adjustments for exchange rate fluctuations. Interest and adjustments of the instruments for trading are included under net income from financial operations.

Interest expense. Includes interest expense for the period corresponding to the interest and adjustments (excluding adjustments from changes in foreign currency) from operations of the entity.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31,2012 and 2011

Income from service fees. This item comprises interest income for the period earnings generated by the services provided by the entity.

Expenses from service fees. This item comprises expenses for commissions earned in the period from operations.

Trading and investment income. This item shows the results for the financial transactions, other than those required in the areas of interest, fees and exchange results.

Foreign exchange gains (losses). This item shows the results accrued in the period for the maintenance of assets and liabilities in foreign currency or indeXed to the exchange rate, the results made by forex trading and the results of derivatives used for hedging foreign currency.

Other operating income. This item includes other income not included in the above categories, except for those that make the net balance of the items “ Income attributable to investments in other companies” and “Income taxes”.

Provisions for loan losses. We report net income for the formation and release of provisions for loan portfolios (Loans and receivables from banks and Loans and receivables from customers) and contingent loans, as well as income from recovery of loans written. The penalties, even if they do not obey the reasons that gave rise to provisions (debtor’s default), there shall be provided against the provisions made and, therefore, are not reflected separately in an item.

Personnel salaries expenses. This item includes accrued expenses in the period for remuneration and compensation to employees and other expenses arising from the relationship between the entity as an employer and its employees.

Administration expenses. This item includes concepts such as: a) General administrative expenses, b) Expenses for subcontracted services, c) Expenses of the Board, d) Advertising and publicity e) Taxes, contributions and payments.

Depreciation and amortization. Include depreciation of fixed assets and amortization of intangible assets.

Impairment. Includes impairment losses on investments in financial instruments, fixed assets and intangible assets. Impairment of loans and receivables are reflected in the “credit risk provisions”, while impairments of investments in subsidiaries are included under income from investments in companies.

Other operating expenses. This item includes other costs not included in the above categories, except for those that make the net balance of the items “Income from investments in subsidiaries” and “Income tax”.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

Income attributable to investments in other companies. Includes recognized term investments included under “ Investments in other companies”, the results from the sale of shares in them and any impairment of these assets.

Income taxes. Corresponds to net income or expense generated: income tax determined in accordance with tax regulations in force in the countries in which they operate the consolidated companies, the recognition of assets and liabilities and deferred tax benefit arising from the application of tax losses .

i) Operating segments

Corpbanca provides financial information by operating segments in accordance with IFRS 8 Operating segments (IFRS 8) to disclose information to enable users of its financial statements to evaluate the nature and financial effects of its business activities in which it engages and the economic environments in which it operates so as to:

•       Better understand the Bank’s performance
•       Better evaluate its future cash projections
•       Better judge about the Bank as a whole

In order to comply with the provisions of the International Financial Reporting Standard No. 8, the following are the business segments identified by CorpBanca, the results are the basis by which Senior management and the Board of Directors made the relevant management and analysis make decisions regarding the progress of the business operational, financing and investment of the same:

Commercial banking:

b.1
Large, Corporate, and Real Estate Companies Division includes companies that belong to the major economic groups, specific industry, and companies with sales over US$30 million; this division also includes real estate companies and financial institutions

b.2	Companies, includes a full range of financial products and services for companies with annual sales under US$30 million. Leasing and factoring have been included in this business segment.

Retail banking:

b.3
Traditional and Private Banking offer, among others, checking accounts, consumer loans, credit cards and mortgage loans to middle and upper segments. The Retail Banking includes consumer loans, personal loans, auto financing and credit cards.

b.4	The Consumer Division Banco Condell, offers among others, consumer loans, credit cards and mortgage loans to natural segments with incomes between Th$100 Th$ 600.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

Treasury and International:

b.5	Primarily includes treasury activities such as financial management, funding, liquidity and international businesses.

Non-banking financial services:

b.6	Services rendered by our subsidiaries, which include insurance brokerage, financial advisory service, asset management and securities brokerage.

Colombia:

b.7
Includes various operations and businesses conducted by Corpbanca Colombia and Subsidiaries (Ex - Banco Santander Colombia) in that country, and are under the following four divisions: a) Commercial, b) businesses and institutions, c) Global Wholesale Banking and d)Treasury. Here are briefly these business units:

•
Commercial. i) Persons, consisting of massive income, medium and high, whose monthly incomes ranging from less than ThUS$1 and over MUS$14. ii) SMEs, including small and medium enterprises with annual billings below MUS$8. This segment consists of microentrepreneurs, with annual turnover less than ThUS$100, SMEs I General whose annual turnover is less than MUS$1, SMEs I Shops and Businesses with annual turnover between ThUS$100 and MUS$1 and SMEs II billing year between MUS$1 and MUS$ 8. iii) Universities, comprising public and private universities.

•
Businesses and institutions. i) Companies, comprising medium businesses with sales below MUS$67, and Large Companies with sales of over MUS$67. ii) Institutions, comprising public, private and financial, not included in the previous items.

•
Global Wholesale Banking. Includes customer relationship model international, also managing corporate clients and customers multilatinos, further including the management of the managements of Investment Banking and Infrastructure. Businesses with sales exceeding MUS$111.

•	Treasury. Includes table management clients and cash games, and activities conducted by Financial Management.

We present segment information relating to assets, liabilities and earnings, according to the main areas described in the Compendium of Accounting Standards for the SBIF.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

j)         Investments under agreements to resell

Operations are conducted resale agreements as a form of investment. Under these agreements, purchases securities, which are included as assets under “ Investments under agreements to resell”, which are valued according to the interest rate of the covenant.

Operations are also conducted sale under repurchase agreements as a form of financing. In this regard, investments are sold subject to a repurchase obligation and that serve as collateral for the loan, part of the items of investment “Trading portfolio financial assets” or “ Financial investments available-for-sale”. The obligation to repurchase the investment is classified as a liability as “Investments under agreements to resell”, recognizing accrued interest and adjustments to the closing date.

k)         Criteria for measurement of assets and liabilities

The criteria for measuring assets and liabilities recorded in the accompanying statement of financial position are as follows:

•      Assets and liabilities measured at amortized cost:

The concept of amortized cost of a financial asset or a financial liability is the initial measurement of the asset or liability adjusted for incremental costs (in more or less as applicable) by the systematically recognized in the profit and loss accounts the difference between the initial amount and the maturity amount corresponding to maturity.

In the case of financial assets, amortized cost also includes corrections to its value for impairment they experienced.

In the case of financial instruments, the systematically recognized in the consolidated income statement are recorded by the effective rate method. The effective interest rate is the rate that equals the value of a financial instrument to all its estimated cash flows of all kinds through its residual life.

•       Assets measured at fair value:

Fair value of an asset or liability is the amount for which an asset could be exchanged or a liability could be settled between knowledgeable, willing parties in an arm’s length transaction. The most objective evidence of the fair value of an asset or liability is the price that would be paid in an active market (“quoted price” or “market price”).

When there is no quoted market price in an active market to determine the amount of the fair value for a certain asset or liability, the price established in recent transactions of similar instruments is considered in order to estimate its fair value.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

Where it is not possible to determine the fair value of a financial asset or liability, which is valued at amortized cost.

In additionally, according to what is indicated in Chapter A-2 “or further limitations to the use of general criteria” Compendium of Accounting Standards, banks may not appoint to value assets and liabilities at fair value, replacing the general criteria amortized cost.

The consolidated financial statements have been prepared on the basis of general criteria amortized cost except:

•	Derivative financial instruments are measured at fair value.
•	The assets available for sale are measured at fair value, when this is less than its carrying value less costs of realization.
•	The trading instruments are measured at fair value.
•	Investment securities held for sale are measured at fair value.

•      Assets valued at cost

For acquisition cost means the cost of the transaction for the acquisition of the asset, less any impairment losses that have experienced, if any.

1) Trading portfolio financial assets

Trading securities are securities acquired with the intention of generating a profit from price fluctuations in the short term or through brokerage margins, or are included in a portfolio in which a pattern of short profit taking term.

Trading instruments are measured at fair value in accordance with market prices or valuation models using the closing date of the statement of financial position. Gains or losses from adjustments to fair value measurement, as well as the results of trading activities, and accrued interest and adjustments are reported as “Trading and investment income, net” in the income statement.

All purchases and sales of trading securities to be delivered within the time period established by regulation or market convention are recognized at trade date, which is the date it commits to purchase or sell the asset.

m) Investment Instruments

Investment instruments are classified into two categories: Held to maturity investments and Financial investments available-for-sale.

The category of “Held to maturity investments” includes only those securities that the Bank has the ability and intent to hold until maturity. The remaining investments are considered available for sale.

Investment securities are initially recognized at cost, which includes transaction costs.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

The instruments available for sale are subsequently measured at fair value based on market prices or valuation models use, less impairment losses. Gains or losses arising from changes in fair value are charged or credited to equity accounts. When these investments are sold or impaired, the amount of the fair value adjustments accumulated in equity is transferred to income and reported under the line “Trading and investment income, net”.

Held to maturity investments are recorded at cost plus accrued interest and adjustments, less provision for impairment when the carrying amount exceeds the estimated recoverable amount.

Interest and adjustments of investments held to maturity and available for sale instruments are included under “Interest income”.

Investment instruments that are subject to hedge accounting are adjusted for hedge accounting rules, see letter n) of this note to the financial statements.

Purchases and sales of investment instruments to be delivered within the time period established by regulation or market convention are recognized at trade date, which commits to purchase or sell the asset.

The Bank has evaluated its portfolio classified under the headings “investments held to maturity and Financial investments available-for-sale”, to see if there are indicators of impairment. This assessment includes economic evaluations, credit rating of issuers in debt and the intention and ability to hold these investments Administration to maturity. Based on the evaluation of Directors believes that these investments do not have evidence of impairment.

n) Financial derivative contracts

Financial derivative contracts including foreign exchange forwards and forwards in unidades de fomento (inflation index-linked units of account), interest rate futures, currency and interest rate swaps, interest rate options, and other derivative instruments are initially recognized at cost (including transaction fees) and are subsequently measured at fair value. The fair value is obtained from market quotes, discounted cash flow models and option valuation models, as appropriate. Derivatives contracts are presented on the statement of financial position as an asset when their change in fair value is positive and as a liability when is negative under line item “Derivative financial instruments” within the assets and liabilities section.

Certain derivatives embedded in other financial instruments are treated as separate derivatives when their risk and economic characteristics are not clearly related to those of the host contract such host contract is not being recorded at fair value through profit or loss.

On the inception of derivatives contract, these should be designated by the Bank as a trading derivative or as a hedging instrument for hedge accounting purposes.

Changes in fair value of financial derivative contracts held for trading are included in “Trading and investment income, net” in the income statement.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

If the derivative is classified as a hedge, it may be (1) a hedge of the fair value of recognized assets or liabilities or firm commitments, or (2) a hedge of cash flows related to assets or liabilities existing or forecasted transactions. A hedging relationship for hedge accounting purposes, must meet all the following conditions: (a) at the inception of the hedging relationship is formally documented hedging relationship, (b) the coverage is expected to be highly effective (c) the effectiveness of the hedge can be measured reasonably and (d) the hedge is highly effective in relation to hedged risk on an ongoing basis throughout the hedging relationship.

Transactions with derivatives that do not qualify for hedge accounting are recognized and presented as trading derivatives, even if they provide an effective economic hedge for managing risk positions.

When a derivative instrument hedges the risk exposure to changes in the fair value of a recognized asset or liability, the asset or liability is recorded at its fair value with respect to the specific risk hedged. Gains or losses from measuring the fair value of the item hedged and the hedging derivative instrument are recognized in income.

If the hedged item in a fair value hedge is a firm commitment, the changes in the fair value of the firm commitment with respect to the hedged risk are recognized as assets or liabilities with the corresponding gain or loss recognized in income. The gains or losses from measuring the fair value of the hedging derivative instrument are also recorded in income. When an asset or liability is acquired or assumed as a result of the firm commitment, the initial carrying amount of the acquired asset or assumed liability is adjusted to include the cumulative change in the fair value of the firm commitment attributable to the hedged risk that was recognized in the statement of financial position.

When a derivative instrument hedges exposure to variability in cash flows of recognized assets or liabilities, or highly probable forecasted transactions, the effective portion of the changes in fair value with regard to the risk hedged is recognized in other comprehensive income. Any ineffective portion is immediately recognized in income.

The amounts recognized directly into equity are recorded as earnings for the same periods in which the hedged asset or liability would affect the income.

When making a fair value hedge interest rate for a portfolio, and the hedged item is an amount of currency instead of assets or liabilities, the earnings or losses from fair value measurement of both the hedged portfolio and the hedging derivative are recognized effect on earnings, whereas the associated measurement of the asset/liability at fair value of the hedged portfolio is presented in the balance sheet under “Other assets “ or “Other liabilities”, depending on the position of the portfolio cover at a time.

Financial derivative contracts which have compensatory effects across subsidiaries in a set of consolidated financial statements are offset in the consolidated balance sheet only when the subsidiaries have both a legally enforceable right to set off the amounts recognized in those

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

instruments, the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

o) Revenue and expense recognition

The most significant criteria used by the Bank to recognize revenue and expenses are summarized as follows:

Interest revenue, interest expense and similar items

Interest revenue and expense are recorded on an accrual basis using the effective interest method.

However, the recognition of accrued interest in the consolidated income statement is suspended for debt instruments individually classified as impaired and for the instruments for which impairment losses have been assessed collectively because they have payments more than three months past due. This interest is recognized as income, when collected, as a reversal of the related impairment losses.

Dividends received from investments in other companies are recognized in income when the right to receive them has been entitled, and are presented under item; “Income attributable to investments in other companies”.

Commissions, fees, and similar items

Fee and commission income and expenses are recorded in the consolidated statements of income based on criteria that differ according to their nature. The main criteria are:

•	Income/expenses arising from transactions or services that are performed over a period of time are recorded over the life of such transactions or services.
•	Income/expenses originated by a specific act are recognized when the specific act has occurred.
•	Those relating to financial assets or liabilities that are recognized at the time of collection.

Non-finance income and expenses

Non-finance income and expenses are recognized on an accrual basis.

Loan arrangement fees

Financial fees arising in the arrangement of loans, primarily origination fees, research and information, should be accrued and recognized in income over the life of the loan. In the case of commitment fees are recognized immediately in the income share of the related direct costs incurred in arranging for such operations.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

p) Impairment

The Bank and its subsidiaries use the following criteria to evaluate impairment, if they exist:

Financial assets

A financial asset is assessed at the end of each reporting period to determine whether objective evidence of impairment exists.

A financial asset or group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after initial recognition of the asset (a ‘loss event’), and that loss event (or events) has an impact on the estimated future cash flows of a financial asset or group of financial assets that can be reliably estimated. It may not be possible to identify a single, discrete event that caused the impairment.
An impairment loss relating to financial assets recorded at amortized cost is calculated as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate.

An impairment loss relating to a financial asset available for sale is calculated based on its fair value.

Individually significant financial assets are assessed individually to determine whether objective evidence of impairment exists. The remaining financial assets are included in groups with similar credit risk characteristics and are collectively assessed for impairment.

All impairment losses are recorded in income. Any cumulative loss relating to a financial asset available for sale that has been recognized in other comprehensive income is reclassified from equity to income.

The reversal of an impairment loss occurs only if it can be objectively related to an event occurring after the initial impairment loss was recognized. In the case of financial assets carried at amortized cost and those debt instruments classified as financial assets available for sale, the reversal of impairment losses is recorded in income.

Non-financial assets

The Banks carrying amount of non-financial assets, excluding investment properties and deferred taxes are regularly reviewed to determine whether there is any indication that the asset may be impaired. If any such indication exists, the Bank estimates the recoverable amount of the asset. In the case of goodwill and intangible assets with indefinite useful lives or that are not ready for their intended use their recoverable amounts are estimated at each reporting date.

Impairment losses recognized in prior periods are assessed at each reporting date with the aim to find any indication that the loss has decreased or disappeared. An impairment loss is reversed only

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

to the extent that the asset’s values which may not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Goodwill

Goodwill is tested to determine whether there is an impairment, annually (as of December 31 of each year), and when circumstances indicate that its carrying amount may be impaired. The impairment of goodwill is determined by assessing the recoverable amount of each cash-generating unit (group of cash-generating units) to which the goodwill relates. When the recoverable amount of the cash-generating unit is less than its carrying amount, a loss is recognized impairment. The impairment losses relating to goodwill cannot be reversed in future periods.

q) Property, plant and equipment and leases

The components of fixed assets are measured at cost less accumulated depreciation and impairment losses.

The above cost includes expenditures that are directly attributable to the acquisition of such assets. The construction phase cost includes the cost of materials and direct labor, and any other costs directly attributable to the asset process to become fit for use.

In case of an item of fixed asset possesses a different life, they will be recorded as separate items (major components of the fixed asset item).

Depreciation is recognized in the income statement based on the straight-line method, this over the useful lives of each part of an item of fixed assets. Assets associated with leased assets are depreciated over the shorter of the lease and their useful lives unless it is sure it will obtain ownership by the end of the lease period.

This item includes the amount of buildings, land, furniture, vehicles, computer equipment and other facilities owned by the consolidated or acquired under fmance leases. Assets are classified according to their use:

Property, plant and equipment for own use

Fixed assets for own use (including, among others, tangible assets received by the consolidated entities for the liquidation of all or part of financial assets representing receivables from third parties and give providing continuing use as well as being acquired under a fmance lease) are carried at cost, less accumulated depreciation and, where applicable, estimated losses resulting from comparing the carrying amount of each item with its recoverable amount.

For this purpose, the acquisition cost of foreclosed assets is the carrying amount of the financial assets in exchange for their award.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

Depreciation is calculated using the straight line method over the acquisition cost of assets minus their residual value. The land on which buildings and other structures stand has an indefinite life and, therefore, is not subject to depreciation.

The Bank applies the following useful lives to the fixed assets that comprise its total assets:

Item	Useful life (Years)
Buildings	75
Facilities	10
Furniture	10
Vehicles	10
Office equipment	10
Security instruments and implements	5
Other minor assets	5

The consolidated entities assess at the end of each reporting date whether there is any indication that the carrying amount of any of their tangible assets exceeds its recoverable amount; if so, the carrying amount of the asset is reduced to its recoverable amount and future amortization charges are adjusted in proportion to the revised carrying amount and to the new remaining useful life, if the useful life needs to be re-estimated.

Similarly, if there is an indication of a recovery in the value of a tangible asset, the consolidated entities record the reversal of the impairment loss recognize in prior periods and adjust the future amortization charges accordingly. In no circumstance may the reversal of an impairment loss on an asset increase its carrying value above the one it would have had if no impairment losses had been recorded in prior years.

The estimated useful lives of the items of property, plant and equipment held for own use are reviewed at least at the end of each reporting period to determine significant changes therein. If changes are detected, the useful lives of the assets are adjusted by correcting the amortization charge to be recorded in the consolidated statements of income in future years on the basis of the new useful lives.
Maintenance expenses are recorded as an expense in the period in which they are incurred.
Assets leased out under an operating lease - Operative Leasing

They consist of contracts where CorpBanca or his subsidiaries act as lessee and the contract classifies under operating leasing - the payments are recorded as expenses. At the end of the contract any additional payments required by the landlord it will be recorded as expenses of the period.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

Financial leases - leasing contracts

They consist of leases which grant the tenant the option to purchase the leased asset at the end of the contract. The sum of the present value of the installments that they will receive from lessee in addition to the purchase option is recorded as a third party financing are shown under loans and accounts receivable. Assets acquired for leasing operations are presented under “Other assets” at acquisition cost.

r)        Loans and receivables from customers and banks

They are non-derivative financial assets with fixed or determinable fees that are not quoted in an active market and which CorpBanca does not intend to sell immediately or in the short term, measured at amortized cost using the method of the effective interest rate.

When the Bank is the lessor in a lease and transfers substantially all the risks and benefits incidental to the leased asset, the transaction is provided in loan placements.

s)        Factoring Loans

The Bank makes factoring transactions with customers, through which they receive invoices and other commercial instruments representing claims, with or without responsibility, anticipating the assignor a percentage of total amounts receivable from the debtor transferred documents. These loans are valued at acquisition value of the credits. The price difference of the receivables, accrued over the period of financing. The responsibility for the payment of claims is the transferor.

t)        Leasing Loans

Accounts receivable for leasing contracts, included under “Loans and receivables from customers”, corresponding to the periodic rent contracts that meet the requirements to be classified as financial leases and are stated at their nominal value net of unearned interest at year end.

u)        Allowances for loan losses Individual and group provision

The allowances required to cover the risk of losses of loans, loans, credit exposures, and contingent loans, should be determined and recognized on a monthly basis, considering the types of existing provisions, the evaluation models used and the types of operations.

The evaluation models, criteria and procedures to perform an overall assessment of credit risk and to determine the amount of provision to be recognized, are approved by the Bank’s Directors Committee and are defined in the Credit Policy; in accordance with the regulations and instructions of the Superintendency of Banks and Financial Institutions.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

Processes and compliance of the Policy are evaluated and supervised according to internal control procedures in order to ensure compliance and to maintain an adequate level of provisions that would cover losses attributable to expected and incurred impairment.

Allowances are referred to as “individual” when corresponding to debtors that are individually evaluated, as considering their size, complexity or level of exposure making it necessary to analyze them in detail and, are referred to as “group” when corresponding to a large number of operations with similar characteristics whose amounts are not individually significant and relate to individuals or small-size companies.
Allowances are classified as: Individuals

•          Individual allowances over normal portfolio
•          Individual allowances over substandard portfolio
•          Individual provisions on default portfolio

Group

•          Group allowances over normal portfolio
•          Group allowances over default portfolio.

i) Individual Allowances

Individual assessment means that credit assessment is necessary when dealing with companies whose size, complexity or level of exposure with the Bank, is necessary to analyze and get to know them in detail.

The classification methodology is based on provisions and regulations of the Superintendency of Banks and Financial Institutions for this purpose, assigning risk categories to each debtor, according to the following details:

Normal Compliance portfolio. Applies to debtors whose ability to pay and fulfill their obligations and commitments haven’t displayed any signals that may change this condition, according to the economic and financial situation. The classifications assigned to this portfolio are the categories ranging from Al to A6. Notwithstanding the above, the Bank must maintain a minimum provisioning rate of 0.5% on loans and contingent loans portfolio.

Substandard portfolio. Includes debtors with financial difficulties or who have presented significant deterioration on their ability to pay and for which there is reasonable doubt about the full repayment of principal and interest on agreed contractual terms, showing a low margin to meet its short-term financial obligations. Part of this portfolio consists of debtors who in recent times have presented over 30 days delinquency. The ratings assigned to this portfolio are the categories that range from B1 to B4.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

Defaulted Portfolio. Includes debtors and their loans for which recovery is considered remote, given that they display a deteriorating or no ability to pay. They are part of this portfolio those debtors where clear indications of a possible bankruptcy exist, those that require a forced restructuring of debts and any debtor where a delay less than 90 days in the payment of interest or principal exists. The ratings assigned to this portfolio are the categories ranging from Cl to C6.

As part of the individual analysis of the debtors, the Bank classifies its debtors in the three categories above, assigning percentages of provisions regulated by the Superintendency of Banks and Financial Institutions to be applied to each of the individual categories, according the following:

Portfolio Type	Category of Borrower	Probability of default (%)	Loss given default (%)	Expected loss (% Allowances)
Normal Portfolio	Al	0,04	90,0	0,03600
	A2	0,10	82,5	0,08250
	A3	0,25	87,5	0,21875
	A4	2,00	87,5	1,75000
	A5	4,75	90,0	4,27500
	A6	10,00	90,0	9,00000

Substandard Portfolio	B1	15,00	92,5	13,87500
	B2	22,00	92,5	20,35000
	B3	33,00	92,5	32,17500
	B4	45,00	92,5	43,87500

For the portfolio in default, the Bank according to the Superintendency of Banks and Financial Institutions, must maintain the following levels of reserves:

Portfolio Type	Risk Scale	Range of Expected Loss	Allowances %
Defaulted Portfolio	C1	More than 0 up to 3%	2%
	C2	More than 3% up to 20%	10%
	C3	More than 20% up to 30%	25%
	C4	More than 30 % up to 50%	40%
	C5	More than 50% up to 80%	65%
	C6	More than 80%	90%

ii) Allowances Group

Group evaluations require the formation of groups of loans with similar characteristics, in the type of debtors and conditions agreed, with the objective of establishing the payment behavior of the group in question including such factors as the treatment of recoveries.

The constitution of provisions methodology is based on experience, underlying the payment behavior for each homogeneous group of debtors and recovery of collateral and collection actions, to directly estimate a percentage of expected losses applied to the amount of credits of the respective group.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

Among the credits evaluated in groups, there are two states, normal and non-compliance. The portfolio includes loans in default for 90 days or more.

Additional Provisions

The Bank constitutes additional provisions in accordance with Section 9 of Chapter B-1 of the Compendium of Accounting Standards issued by the Superintendency of Banks and Financial Institutions, recorded as a liability (see letter z) “provisions and contingent liabilities”). These provisions were constituted in order to safe keep against risk and predictable macroeconomic fluctuations that may affect a sector, industry or group of debtors, in order to anticipate reversal situations in a expansive economic cycles in the future, that could reflect deteriorating conditions of the economic environment and, thus, function as an anti-cyclical mechanism of accumulation of additional provisions when the scenario is favorable and releasing or assigning specific provisions when environmental conditions deteriorate.

These provisions must be approved by the Board of Directors, the Bank must have documented procedures and criteria and explaining unpredictable economic fluctuations that may affect the macroeconomic environment or the situation of a specific economic sector.

At December 31, 2012 and 2011, the Bank has additional provisions for its portfolio of commercial, consumer and mortgage debtors required by the Superintendency of Banks and Financial Institutions (see note 20 to the Consolidated Financial Statements).

v) Impaired loan portfolio and write-offs

The impaired loan portfolio includes those loans (heading “Loans and receivables from banks” and “Loans and receivables from customers”) on which there is concrete evidence that debtors will not meet some of their contractual payment obligations — regardless of the possibility to collect the amounts due by referring to the collaterals - by exercising legal collection actions or by agreeing different contractual conditions.

However, debtors subject to individual assessment should be considered in the impaired portfolio when classified in any of the categories of “Portfolio in Default”, as well as B3 and B4 categories of “Substandard portfolio. “Equally, as debtors subject to group evaluation, the impaired portfolio includes all loans in default portfolio.

Based on above, the Bank will incorporate and maintain these loans in the impaired loan portfolio while debtors’ behavior or payment capacity has not changed, without prejudice to the fact that writing off credits individually make take place under the write-off conditions indicated below.

Impairment identification is provided on a monthly basis in a centralized manner by the Risk Classification and Provision System, as defined in the Credit Policy, which is consistent with the standards issued by the SBIF.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

•         Write-offs

As a general rule, write-offs must be made when the contractual rights over cash flows expire. For loans, even when the foregoing has not occurred, write-offs must be made against the respective asset balances in accordance with Title II, Chapter B-2, “charge-off and written off loans “of the SBIF’ s Compendium of Accounting Standards.

The write-offs remove the asset corresponding to the relevant transaction from the Statement of Financial Position, including the portion that may not have become due in the case of an installment loan or a leasing transaction (there are no partial write-offs).

Write-offs must always be recorded through a charge against the loan loss allowances established as prescribed in Chapter B-1 of the Compendium of Accounting Standards, whatever the cause of the write-off may be.

Write-offs of loans and accounts receivable are based on due, past-due and current installments, and the term must run from the commencement of the arrears, i.e., the write-off must be recorded when the arrears on an installment or portion of a loan in a given transaction reaches the time limit for write-off stipulated below:

Type of loans	Deadline
Consumer loans with or without collaterals	6 months
Consumer leasing	6 months
Other non-real estate leasing operations	12 months
Other operations without collaterals	24 months
Commercial loans with collaterals	36 months
Real estate leasing (commercial and mortgage)	36 months
Mortgage loans	48 months

The deadline corresponds to the time elapsed since the date in which all or part of the debt in arrears became due.

•         Recovery of charged-off asset

Subsequent payments that were obtained by punished operations are recognized in results as loan recoveries, under “credit risk provisions”, netting the provision expense for the year.

In the event that there are real recoveries, the profit income will be recognized by the amount by which they are incorporated into the asset, as described in Chapter B-5 “Assets received in lieu of payment of obligations” of the Compendium Accounting Standards. The same approach will be followed if the leased property to recover after the write-off is a leasing operation.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31,2012 and 2011

•         Renegotiation of Charged-off transactions

Renegotiations of written-off credits shall not originate income, for as long as the operation continues to be classified as impaired; whereas any payments so received must be treated as recoveries of written-off credits.

A renegotiated credit may only re-enter the assets if it ceases to be classified as impaired, also recognizing the credit as recovery of written-off credits. The same criteria should be followed in the event that a loan is granted to pay a write-off.

w) Contingent Asset and liabilities

Contingent loans are those operations or commitments in which the bank assumes a credit risk upon committing itself before third parties, before the occurrence of a future fact, to make a payment or disbursement that must be recovered from its clients..

The bank and its subsidiaries keep a record of the following balances -related to commitments or to liabilities of its own line of business- in memorandum accounts: Collaterals and guarantees, confirmed foreign letters of credit, documentary letters of credit issued, bank vouchers, inter-bank vouchers, freely disposable lines of credit, other credit commitments and other contingent loans.

The balances of such Contingent loans are considered at closing of each financial statement in order to determine the credit risk provisions required under Chapter B-1 “Credit Risk Provision” of the Compendium of Accounting Standards of the SBIF, the amounts must be computed according to a risk exposure factor, according to the following table:

Type of contingent loan	Exposure

a) Collaterals and guarantees	100%
b) Confirmed foreign letters of credit	20%
c) Documentary letters of credit issued	20%
d) Bank vouchers	50%
e) Inter-bank vouchers	100%
f ) Freely disposable lines of credit	50%
g) Other credit commitments:
- Superior (university) study credits - Law N°20,027	15%
- Other	100%
h) Other Contingent loans	100%

Nevertheless, in case of operations with clients with loans in default as described in section B-1, such exposure shall be always equivalent to 100% of its contingent loans.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

x)         Provisions for contingencies loans

The Bank has recorded in memo accounts, balances related to commitments or responsibilities from business: Endorsements and guarantees, documentary letters of credit, performance bonds, letters of guarantee interbank credit lines freely available, other loan commitments and other contingent claim.

The balance of those contingent claims is considered at the end of each financial statement, with the objective to determine the credit risk provision required under Chapter B-1 of the Compendium of Accounting Standards according to the methodology detailed in Note No. 1 u).

y)         Income and Deferred taxes

The Bank and its affiliates have recognized an expense for income tax at the end of each period, the above according to the current tax regulations (Note 15 of these Financial Statements).

The income tax expense for the year is calculated by adding the current tax resulting from the implementation of the relevant tax rate to the taxable year (after applying the tax deductions that are allowable) and the change in assets and liabilities by deferred taxes that are recognized in the accounts of consolidated income.

Assets and liabilities by deferred taxes include temporary differences at the amount expected to be payable or recoverable on differences between the book value of assets and liabilities and their corresponding tax values as well as negative tax bases clearing and tax credits not applied for tax deductions. These amounts are recorded as temporary differences by applying the appropriate tax rate that is expected to be recovered or settled.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

The deferred tax effects of temporary differences between the tax and the balance sheet are recorded on an accrual basis in accordance with IAS 12 “Income Taxes.”

The Bank recognizes, as appropriate, deferred tax liabilities for the estimated future tax effects attributable to differences between the book values of liabilities and their tax values. The measurement of deferred tax liabilities are made based on the tax rate, according to current tax law, as applied in the year deferred tax liabilities are realized or settled. The future effects of changes in tax legislation or in tax rates is recognized in deferred taxes from the date the law approving such changes is published.

At December 31, 2012 and 2011, the Bank has recognized deferred tax assets, so the bank has said that it is possible to get future tax benefits that allow the use of temporary differences on tax losses existing at end of each period.

Law No. 20,455, published in “Diario Oficial” on July 31, 2010, established that the rate of income tax class of business will increase from the current rate of 17% to 20% for business year 2011, 18.5% for the business year 2012 and by 17% from the business year 2013 and beyond.

On September 27, 2012, was published in the Official Journal of Law No. 20630 which “Perfect Tax and Finance Reform Education Reform”, which aims to achieve greater revenues to fund education, creates a relief economic middle class, encourage growth and improve the current tax system. Among the changes, is the increase in the income tax rate from 17% to 20%, which applies to count from 1 January 2013.4 .

z) Provisions and contingent liabilities

Provisions are reserves where there is uncertainty about their amount or maturity. These provisions are recognized in the Statement of Financial Position when the following requirements are met:

•	It is a real obligation as a result of past events, and

•	Up to the date of the financial statements it is likely to CorpBanca or its subsidiaries an outflow of resources to settle the obligation and the amount of these resources can be measured reliably.

A contingent liability is any liability, arises from past events whose existence will be confirmed only through one or more uncertain future events occurring not under the control of the entity and/or its subsidiaries

Provisions (which are estimated based on the best information available on the consequences of the event giving rise to them and are re-estimated at each balance sheet) are used to meet the specific

_________________________
4 For tax effects of subsidiaries in Colombia, the tax rate in effect at the date of these financial statements amounted to 33%.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

obligations for which they were originally recognized to the reverse, in whole or in part when such obligations cease to exist or decrease.

Provisions are classified according to the obligations covered, to be effect of these financial statements, the following:

•         Benefits and compensation of personnel
•         Mandatory Dividends
•         Contingent Loans Risk
•         Provisions for contingencies (including country risk, additional allowances and other)

aa) Derecognition of financial assets and liabilities

The accounting treatment of financial asset transfers is conditioned by the degree and form in which risks and benefits associated to the assets are transferred to third parties:

1.
If the Bank transfers substantially all the risks and rewards to third parties, as in the case of unconditional sales of financial assets, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or written put option deeply out of the money, utilization of assets in which the assignor does not retain subordinated debt nor grants any credit enhancement to the new holders, and other similar cases, the transferred financial asset is removed from the consolidated statements of financial position and any rights or obligations retained or created in the transfer are simultaneously recorded.

2.
If the Bank retains substantially all the risks and rewards associated with the transferred financial asset, as in the case of sales of financial assets under repurchase agreements to repurchase at a fixed price or at the sale price plus interest, securities lending agreements under which the borrower undertakes to return the same or similar assets, and other similar cases, the transferred financial asset is not removed from the consolidated statements of financial Position and continues to be measured by the same criteria as those used before the transfer. However, the following items are recorded:

a)	An associated financial liability for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.

b)	Both the income from the transferred (but not removed) financial asset as well as any expenses incurred on the new financial liability.

3.
If the Bank neither transfers nor substantially retains all the risks and rewards associated with the transferred financial asset - as in the case of sales of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases - the following distinction is made:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

a)
If the assigning entity does not retain control of the conveyed financial assets: it is written-off the balance sheet and any right or obligation withheld or created as a consequence of such transfer is recognized

b)
If the assignor entity retains control of the conveyed financial asset: it continues to recognize it in the balance sheet for a value equal to its exposure to value changes that might be experienced and it recognizes a financial liability associated to the conveyed financial asset. The net value of the asset conveyed and the associated liability is the amortized cost of the rights and obligations withheld, (if the conveyed asset is measured according to its amortized cost), or according to the fair value of the rights and obligations thus obtained, (if the conveyed assets are measured at their fair value).

In line with the foregoing, financial assets are only written-off the balance sheet when the rights over the cash flows that they generate are extinguished or when their implicit or ensuing risks and benefits have been substantially conveyed to third parties. Similarly financial liabilities are only write off of the balance sheet when the obligations that they generate are extinguished or when they are acquired, with the intention of either to cancel them or to resell them.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

bb) Employee Benefits5

Vacation expense

The annual cost of employee vacations and benefits are recorded on an accrual basis.

Short term benefits

Regarding the short-term benefits, these correspond to current liabilities as measured by the undiscounted amount that the Bank expects to pay as a result of the unused entitlement.

Other long-term benefits

Correspond to remuneration (other post-employment benefits, termination benefits and equity compensation benefits) which will be applied within twelve months of the end of the period in which the employees render the related service. The amount recognized as a liability, it is the total net present value of the obligations at the end of the reporting period minus the fair value at the close of the reporting period of plan assets (if any) which the obligations are settled directly.

Retirement Plans

For defined benefit plans of retirement, the cost of benefits is determined using the method of projected credit units, with actuarial valuations performed at the end of each year. In this connection, actuarial gains and losses that exceed 10% of the greater of the present value of the Bank’s obligation to defined benefit and fair value of plan assets at the end of last year are amortized over the expected working life half of the participating employees. The past service costs are recognized immediately to the extent that the benefits are already vested, and otherwise is amortized on a straight line basis over the average period until the benefits become vested.

The benefit obligation of pension plans recognized in the statement of financial position represents the present value of defined benefit obligations adjusted for actuarial gains and losses unrecognized past service cost not recognized, and reduced by the fair value of the plan assets. Any asset resulting from this calculation is limited to unrecognized actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to it.

cc) Debt instruments issued

Financial instruments issued by Corpbanca and Subsidiaries are classified in the Consolidated Statement of Financial Position under “debt instruments” through which the Bank has an obligation to deliver cash or another financial asset to the holder, or to satisfy the obligation by exchanging fixed amount of cash or another financial asset for a fixed number of equity shares, if applicable.

_________________________
5Practices related with i) Other Long-term benefits and ii) retirement plans, benefits are only granted by the Colombian subsidiaries, including those via consolidation.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31,2012 and 2011

After initial measurement, the obligation is valued at amortized cost using the method of the effective interest rate. Amortized cost is calculated taking into account any discount, premium or cost directly related to the issue.

dd) Intangible assets

Intangible assets are identified as non-monetary assets (separate from Other assets) without a physical substance that arise as a result of a legal transaction or that are internally developed by the consolidated entities. These are assets whose cost may be reliably estimated and for which the consolidated entities consider it probable to recognize future economic benefits. The cost of intangible assets acquired in business combinations corresponds to their fair value at the acquisition date.

Intangible assets are initially recognized at their acquisition or production cost and are subsequently measured at cost less accumulated amortization and accumulated impairment losses.

ee) Cash and cash equivalent

For the preparation of the cash flow statement, the Bank applied the indirect method, in which, starting with the Bank’s consolidated income before taxes, non-monetary transactions are subsequently incorporated, as well as income and expenses associated with cash flows classified as investing or financing activities.

The cash flow statement has been considered as cash and cash equivalent balances “Cash and deposits in banks” plus/minus the net balance of “Items in course of collections”, shown in the State of Financial Position, plus trading portfolio financial asset and held for sale with high liquidity and insignificant risk of changes in value, with a maturity not exceeding three months from the date of purchase and resell agreements that are in this situation. It also includes investments in fixed income and mutual funds, which in the Statement of Financial Position are presented along with Trading portfolio financial instrument. The balances of cash and cash equivalents and its reconciliation with Cash Flow Statement are detailed in Note 5 of these financial statements.

The preparation of the cash flow statements takes the following items into account:

a)
Cash flows: the inflow or outflow of cash and cash equivalent short-term investments of high liquidity and low risk of changes in value, understanding as such the balances in items such as: Central Bank of Chile deposits, Domestic bank deposits, and Foreign bank deposits.

b)	Operating activities: correspond to normal activities performed by the Bank, as well as other activates that cannot be classified as either investments or financing.

c)	Investment activities: correspond to the acquisition, sale or disposal by other means, of long-term assets and other investments not included in cash and cash equivalents.

d)	Financing activities: activities that produce changes in the size and composition of the net Shareholders’ equity and liabilities that are not part of operating activities or investments.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

In the period 2012 has incorporated the line “Acquisition of Banco CorpBanca Colombia, S.A. net of cash acquired” which includes net cash outlay for the purchase of companies Corpbanca Colombia S.A. and Corpbanca Investment Trust Colombia S.A. in the amount of MCh$458,292 and MCh$18,066 respectively, as shown in note 12.

ff) Use of estimates

The preparation of the financial statements requires management to make estimates, judgmentand assumptions that affect the application of accounting policies and the balances reported for assets and liabilities, the disclosure of asset or liability contingencies as of year-end, as well as income and expense accounts. Actual results may differ from these estimates.

The relevant estimates and assumptions are reviewed regularly by management in order to quantify certain assets, liabilities, revenues, expenses and uncertainties. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision only affects that period, or in the period of the revision and future periods if the revision affects both current and future periods.

In certain cases, SBIF rules and generally accepted accounting principles require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the amount at which an asset could be bought or sold, or in the case of a liability, could be incurred or settled, in a current transaction between willing parties instead of a forced settlement or sale. Where available, quoted market prices in active markets have been used as the basis for measurement. Where quoted market prices in active markets are not available, the Bank has estimated such values based on the best information available, including the use of modeling and other valuation techniques.

The Bank has established allowances to cover possible losses in accordance with regulations issued by the Superintendency of Banks and Financial Institutions. These regulations require that, to estimate the allowances, they must be regularly evaluated taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality and economic conditions that may adversely affect the borrowers’ ability to pay. Increases in the allowances for loan losses are reflected as “Provisions for loan losses” in the Consolidated Statement of Income. Loans are written-off when management determines that a loan or a portion that is uncollectible, in accordance with the legal requirements issued by the SVS, this chapter through B-2 “Credits damaged and punished”. Write-offs are recorded as a reduction of the provisions for loan losses.

In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements, are described as concepts used in the following notes:

•     Useful life of tangible and intangible assets (Notes 13, 14, 31).
•     Goodwill valuation (Notes 12, 13, 31)
•     Provisions (Nota 20)
•     Provisions for loan losses (Notes 10, 28)

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

•     Fair value of assets and liabilities (Note 34)
•     Contingencies and commitments (Note 22).
 •     Impairment losses on certain assets (Notes 9, 10, 11, 31).
•     Assets and liabilities at fair value (Notes 6, 8, 11, 34).
•     Income and deferred taxes (Note 15)

During the twelve month period ended December 31, 2012 there were no significant changes in the estimates made at the end of 2011, other than those shown in the Consolidated Financial Statements.

gg) Mandatory dividends

The Bank recognizes as a liability (provision), the portion of net income to be distributed in compliance with the Corporations Law (30%) or pursuant to its dividend policy, which states that by 2012 will be distributed as dividends an amount not less than 50% of net income, decision adopted at shareholder meeting in February 2012. By 2012 the bank provisioned 50% of their profits for the year 2011, the Bank recorded a provision for 30% minimum set by the Law. This provision is recorded as a reduction in “Retained earnings” included in “Accrual for mandatory dividends” in the Statements of Changes in Shareholders’ Equity.

hh) Assets received in lieu of payment

Assets received in lieu of payment are measured at the lower of initial carrying amount and net realizable value, i.e., its fair value (independent appraisal) less the necessary maintenance costs and costs to sell. The net realizable value shall be determined in accordance with current market regulations, and should correspond to the fair value less the necessary maintenance costs and costs to sell. Write-offs are required by the regulatory entity SBIF, if the asset is not sold within one year of receipt.

That net realizable value of an asset is determined reasonably according to prevailing market conditions, should correspond to fair value less costs to maintain and alienate.

ii) Leasing Finance leases

Finance leases are leases that substantially transfer all the risks and rewards incidental to ownership of the leased asset to the lessee. When the Bank acts as the lessor of an asset, the sum of the present value of the lease payments receivable from the lessee plus the guaranteed residual value, which is generally the exercise price of the lessee’s purchase option at the end of the lease term, is recorded as loans to third parties and is therefore included under “Loans and accounts receivable from customers” in the consolidated statements of financial position.

When the Bank act as lessees, they show the cost of the leased assets in the consolidated statements of financial Position based on the nature of the leased asset, and simultaneously record a liability for the same amount (which is the lower of the fair value of the leased asset and the sum of the present

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

value of the lease payments payable to the lessor plus, if appropriate, the exercise of the purchase option).

These assets are depreciated using similar criteria to those applied to fixed assets for own use (see letter q practice “Property, plant and equipment and leases”“). In both cases, the finance revenues and finance expenses arising from these contracts is credited and debited, respectively, to “Interest income” and “Interest expense” in the consolidated statements of income so as to achieve a constant rate of return over the lease term.

Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor. When the consolidated entities act as the lessor, they present the acquisition cost of the leased assets under “Property, plant and equipment and leases”. These assets are depreciated according to the policies adopted for physical assets (see letter q practice “Property, plant and equipment and leases”) and the income from operating leases is recorded on a straight line basis under “Other operating income” in the consolidated statements of income.

When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight line basis to “Administrative and other expenses” in the consolidated statements of income.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

jj) Non-current assets held-for-sale

Non-current assets (or a group which includes assets and liabilities for disposal) expected to be recovered mainly through sales rather than through continued use, are classified as held for sale. Immediately prior to this classification, assets (or elements of a disposable group) are re-measured in accordance with the Bank’s policies. The assets (or disposal group) are measured at the lower of book value and fair value minus cost of sale. Impairment losses on initial classification of assets held for sale and subsequently, gains and losses on revaluation are recognized in earnings. Gains are not recognized if they exceed any cumulative loss.

As of December 31, 2012 and 2011, the Bank has not classified any non-current assets as held for sale.

kk) Earnings per share

Basic earnings per share are determined by dividing the net income attributable to equity holders of the Bank in a period by the weighted average number of shares outstanding during the period.

Diluted earnings per share are determined in a similar manner as Basic Earnings per share, but the weighted average number of outstanding shares is adjusted to take into account the potential diluting effect of stock options, warrants, and convertible debt.

As of December 31, 2011 and 2012 the Bank did not have instruments that generated diluting effects on shareholders’ equity.

ll) Assets under management and investment funds managed by the Bank

The assets managed by Corpbanca Administradora General de Fondos S.A. and Corpbanca Investment Trust Colombia S.A. which are owned by third parties are not included in the consolidated statements of financial position. The relevant management fees are included in “Fee and commission income” in the consolidated statements of income.

mm) Consolidated statement of changes in consolidated Shareholders’ equity.

The consolidated statement of changes in shareholders’ equity included in these consolidated financial statements presents the total changes of the shareholders’ equity during the year.

•	Adjustments due to changes in accounting principles.

•	Net income of the year.

•	Other changes in equity, among which include distributions of income, capital increases, provision of minimum dividends, paid dividends in addition to other increases or decreases in equity.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

This information is presented in two statements: the consolidated statement of comprehensive income and statement of changes in equity.

Consolidated statement of comprehensive income

This represents the income and expenses generated by the Bank as a result of its business activity in the period, separately disclosing income and expenses recorded in the Consolidated Statement of Income for the period and the other income and expenses recorded directly in other comprehensive income.

Accordingly, this statement presents

a)	Consolidated Statement of Income for the period.

b)	The net amount of income and expenses recognized temporarily in equity as adjustments recorded as “valuation accounts”.

c)	The deferred income tax arising from the information mentioned before except for adjustments of exchange differences and derivatives coverage for overseas investment.

d)	Total of the consolidated income and expense recognized, calculated as of the sum of the preceding letters, showing separately the amount attributed to the Bank and for non-controlling interest.

Statement of changes in Shareholders’ equity

The Consolidated Statement of Changes in Shareholders’ Equity presents all the changes occurring in net equity, including those arising from accounting changes and correction of errors. Accordingly, this statement provides a reconciliation of the beginning and ending balance of the period for all items in consolidated net equity, grouping the changes into the following items based on their nature:

a)
Adjustments for changes in accounting criteria and the correction of errors: includes the changes in consolidated net equity arising as a consequence of the retroactive restatement of the financial statement balances as a consequence of changes in the accounting criteria or in the correction of errors.

b)	Revenues and expenses recorded in the period: reflects, in aggregate form, all the items recorded in the Consolidated Statement of Income indicated above.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

nn) New accounting pronouncements

i)	Circular SBIF:

At the date of issuance of these consolidated financial statements the new accounting pronouncements that have been issued by the Superintendency of Banks and Financial Institutions (“SBIF”) are as follows:

a) Circular to issuing financial statements at December 31, 2012

Between January 1st and date of issuance of these financial statements, no accounting pronouncements issued by the SBIF.

ii)	Accounting standards introduced by the International Accounting Standards Board (IASB)

a) The following amendments to standards have been adopted in these financial statements:

Amendments to Standards	Effective date
IAS 12, Income Taxes — Deferred tax: Recovery of underlying assets	Annual periods beginning on or after January 1, 2012.
IFRS 7, Financial Instruments: Disclosures — Disclosures - Transfers of financial assets	Annual periods beginning on or after July 1, 2011.

Amendments to IAS 12, Income Taxes

On December 20, 2010, the IASB published Deferred Tax: Recovery of Underlying Assets Amendments to IAS 12. The amendments provide an exception to the general principle in IAS 12 Income Taxes that the measurement of deferred tax assets and deferred tax liabilities should reflect the tax consequences that would follow from the manner in which the entity expects to recover the carrying amount of an asset.

Specifically, the amendments provide an exception to the principle when deferred tax assets or deferred tax liabilities arise from investment property measured using the fair value model in IAS 40 Investment Property and for investment property acquired in a business combination if it is subsequently measured using the fair value model in IAS 40. For the purposes of measuring deferred tax, the amendments introduce a rebuttable presumption that the carrying amount of such an asset will be recovered entirely through sale. The presumption can be rebutted if the investment property is depreciable and is held within a business model whose objective is to consume substantially all of the economic benefits over time, rather than through sale. The amendments to IAS 12 should be applied retrospectively requiring a retrospective restatement of all deferred tax assets or deferred tax liabilities within the scope of the amendment, including those that were initially recognized in a business combination. The effective date of the amendments is for annual

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

periods beginning on or after January 1, 2012. Earlier application is permitted. Bank management said the new rule was adopted in the consolidated financial statements for the period beginning on January 1, 2012, estimating that these changes have had an impact on the accounting policies for the period.

Amendments to IFRS 7, Financial Instruments: Disclosure

On October 7, 2010, the IASB issued Disclosures — Transfers of Financial Assets (Amendments to IFRS 7 Financial Instruments: Disclosure) that increase the disclosure requirements for transactions involving transfers of financial assets. These amendments are intended to provide greater transparency around risk exposures of transactions where a financial asset is transferred but the transferor retains some level of continuing exposure (referred to as ‘continuing involvement’) in the asset. The amendments also require disclosure where transfers of financial assets are not evenly distributed throughout the period (e.g., where transfers occur near the end of a reporting period). The amendments are applicable for annual periods beginning on or after July 1, 2011, with early adoption permitted. Disclosures are not required for comparative periods before the date of initial application of the amendments.

Bank Management estimated that this new standard will be adopted in the consolidated financial statements for the period beginning on January 1, 2012. It is estimated that these changes have had an impact on the accounting policies for the period.

b) New and revised IFRS in issues but not yet effective

New Standards, Interpretations and Amendments	Effective date
IFRS 9, Financial Instruments	Annual periods beginning on or after January 1, 2015
IFRS 10, Consolidated Financial Statements	Annual periods beginning on or after January 1, 2013
IFRS 11, Joint Arrangements	Annual periods beginning on or after January 1, 2013
IFRS 12, Disclosure of Involvement in Other Entities	Annual periods beginning on or after January 1, 2013
IAS 27 (2011), Separate Financial Statements	Annual periods beginning on or after January 1, 2013
IAS 28 (2011), Investments in Associates and Joint Ventures	Annual periods beginning on or after January 1, 2013
IFRS 13, Fair Value Measurements	Annual periods beginning on or after January 1, 2013

Amendments to Standards	Effective date:
IAS 1, Presentation of Financial Statements — Presentation of Items of Other Comprehensive Income	Annual periods beginning on or after July 1, 2012
IAS 19, Employee benefits (2011)	Annual periods beginning on or after January 1, 2013
IAS 32, Financial instruments.. presentation — Clarified	Annual periods beginning on or after January

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

requirements for offsetting of financial assets and financial liabilities	1, 2014
IFRS 7, Financial Instruments: Disclosures — Amendments enhancing disclosures about transfers of financial assets	Annual periods beginning on or after January 1, 2013.
IFRS 10, Consolidated Financial Statements, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Involvement with Other Entities — Transition Guidance	Annual periods beginning on or after January 1, 2013
Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)	Annual periods beginning on or after January 1, 2014

IFRS 9, Financial Instruments

On November 12, 2009, the IASB issued IFRS 9 Financial Instruments. This Standard introduces new requirements for the classification and measurement of financial assets and is effective from 1 January 2013 with early adoption permitted. IFRS 9 specifies how an entity shall classify and measure its financial assets. This Standard requires that all financial assets be classified on the basis of an entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. Financial assets are either measured at amortized cost or at fair value. Only those financial assets measured at amortized cost are tested for impairment. Additionally, on 28 October 2010, the IASB published a revised version of IFRS 9. The revised standard retains the requirements for classification and measurement of financial assets that were published in November 2009 but adds guidance on the classification and measurement of financial liabilities. As part of its restructuring of IFRS 9, the IASB also copied the guidance on derecognition of financial instruments and related implementation guidance from IAS 39 to IFRS 9. This new guidance concludes the first part of Phase 1 of the Board’s project to replace IAS 39. The other phases, impairment and hedge accounting, are not yet completed.

The guidance included in IFRS 9 on the classification and measurement of financial liabilities is unchanged from the classification criteria for financial liabilities currently contained in IAS 39. In other words, fmancial liabilities will continue to be measured either wholly, or in part, at amortized cost or at fair value through profit or loss (FVTPL). The concept of bifurcating embedded derivatives from a financial liability host contract also remains unchanged. Financial liabilities held for trading would continue to be measured at FVTPL, and all other financial liabilities would be measured at amortized cost unless the fair value option is applied, using the existing criteria in IAS 39.

However, there are two differences compared to IAS 39:

•	The presentation of the effects of changes in fair value attributable to a liability’s credit risk; and

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

•	The elimination of the cost exemption for derivative liabilities to be settled by delivery of unquoted equity

On December 16, 2011, the IASB issued Mandatory Effective Date of IFRS 9 and Transition Disclosures, deferring the mandatory effective date of both the 2009 and 2010 versions to annual periods beginning on or after January 1, 2015. Prior to the amendments, application of IFRS 9 was mandatory for annual periods beginning on or after January 1, 2013. The amendments modify the requirements for transition from IAS 39 Financial Instruments: Recognition and Measurement to IFRS 9. In addition, the amendments also modify IFRS 7 Financial Instruments: Disclosures to add certain requirements in the reporting period containing the date of initial application of IFRS 9.

The amendments are effective for annual periods beginning on or after January 1, 2015, allowing early application. The Superintendency of Banks and Financial Institutions instructed beforehand not to apply this Standard but adopt following their mandatory application date. Management is currently evaluating the potential impact of the adoption of these amendments.

IFRS 10, Consolidated Financial Statements

On May 12, 2011, the IASB issued IFRS 10 Consolidated Financial Statements, which is a replacement of IAS 27 Consolidated and Separate Financial Statements and SIC — 12 Consolidation — Special Purpose Entities. The objective of IFRS 10 is to have a single basis for consolidation for all entities, regardless of the nature of the investee, and that basis is control. The definition of control includes three elements: power over an investee, exposure or rights to variable returns of the investee and the ability to use power over the investee to affect the investor’s returns. NIIF 10 provides detailed guidance on how to apply the control principle in a number of situations, including agency relationships and holdings of potential voting rights. An investor would reassess whether it controls an investee if there is a change in facts and circumstances. IFRS 10 replaces those parts of IAS 27 that address when and how an investor should prepare consolidated financial statements and replaces SIC — 12 in its entirety. The effective date of NIIF 10 is January 1, 2013, with earlier application permitted under certain circumstances.

Management believes that this new standard will be adopted in the Group’s financial statements for the period beginning on January 1, 2013.

IFRS 11, Joint Arrangements

On May 12, 2011, the IASB issued IFRS 11 Joint Arrangements which supersedes IAS 31 Interests in Joint Ventures and SIC — 13 Jointly Controlled Entities — Non-Monetary Contributions by Venturers. IFRS 11 classified joint arrangements as either joint operations (combining the existing concepts of jointly controlled assets and jointly controlled operations) or joint ventures (equivalent to the existing concept of a jointly controlled entity). A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. NIIF 11 requires the use of the equity method of accounting for interests in joint ventures thereby eliminating the proportionate consolidation

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

method. The effective date of IFRS 11 is January 1, 2013, with earlier application permitted under certain circumstances.

Management believes that this new standard will be adopted in the Group’s financial statements for the period beginning on January 1, 2013.

IFRS 12, Disclosure of Interests in Other Entities

On May 12, 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities which requires extensive disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 establishes disclosure objectives and specifies minimum disclosures that an entity must provide to meet those objectives. An entity should disclose information that helps users of its financial statements evaluate the nature and risks associated with interests in other entities and the effects of those interests on its financial statements. The disclosure requirements are extensive and significant effort may be required to accumulate the necessary information. The effective date of IFRS 12 is January 1, 2013 but entities are permitted to incorporate any of the new disclosures into their financial statements before that date.

Management believes that this new standard will be adopted in the Group’s financial statements for the period beginning on January 1, 2013.

IAS 27 (2011), Separate Financial Statements

IAS 27 Consolidated and Separate Financial Statements have been amended for the issuance of IFRS 10 but retain the current guidance for separate financial statements.

Management believes that this new standard will be adopted in the Group’s financial statements for the period beginning on January 1, 2013.

IAS 28 (2011), Investment in Associates and Joint Ventures

IAS 28 Investments in Associates has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11.

Management believes that this new standard will be adopted in the Group’s financial statements for the period beginning on January 1, 2013.

IFRS 13, Fair Value Measurement

On May 12, 2011, the IASB issued IFRS 13 Fair Value Measurement, which establishes a single source of guidance for fair value measurement under IFRS. The Standard applies to both financial and non-financial items measured at fair value. Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date” (i.e., an exit price). IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, and applies prospectively from

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

the beginning of the annual period in which the Standard is adopted, Bank current situation as determined by the Administration.

Amendments to IAS 1, Presentation of Financial Statements

On June 16, 2011, the IASB issued Presentation of Items of Other Comprehensive Income (amendments to IAS 1). The amendments retain the option to present profit or loss and other comprehensive income in either a single continuous statement or in two separate but consecutive statements. Items of other comprehensive income are required to be grouped into those that will and will not subsequently be reclassified to profit or loss. Tax on items of other comprehensive income is required to be allocated on the same basis. The measurement and recognition of items of profit or loss and other comprehensive income are not affected by the amendments, which are applicable for reporting periods beginning on or after July 1, 2012 with earlier application permitted.

The Bank’s management believes that this new standard will be adopted in the consolidated financial statements for the period beginning on January 1, 2013. Management believes that considering the characteristics of this amendment will not have an impact on the measurement and recognition of the components of profit or loss and other comprehensive income on the date of initial application of these amendments.

Amendment to IAS 19, Employee Benefits

On June 16, 2011, the IASB issued amendments to IAS 19 Employee Benefits that change the accounting for defined benefit plans and termination benefits. The amendments require the recognition of changes in the defined benefit obligation and in plan assets when those changes occur, eliminating the corridor approach and accelerating the recognition of past service costs. Changes in the defined benefit obligation and plan assets are disaggregated into three components: service costs, net interest on the net defined benefit liabilities (assets) and remeasurements of the net defined benefit liabilities (assets). Net interest is calculated using high quality corporate bond yield. This may be lower than the rate used to calculate the expected return on plan assets, resulting in a decrease in net income. The amendments are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. Retrospective application is required with certain exceptions.

Management believes that this new standard will be adopted in the Group’s financial statements for the period beginning on January 1, 2013.

Amendment to IAS 32, Financial Instruments: Presentation

In December 2011, the IASB amended the accounting requirements and disclosures related to offsetting of financial assets and financial liabilities by issuing amendments to IAS 32 Financial Instruments: Presentation and IFRS 7 Financial Instruments: Disclosures. These amendments are the result of the IASB and US Financial Accounting Standards Board CFASB’ undertaking a joint project to address the differences in their respective accounting standards regarding offsetting of financial instruments. The new disclosures are required for annual and interim periods beginning on

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

or after January 1, 2013 and the clarifying amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. Both require retrospective application for comparative periods.

Management believes that these amendments will be adopted in its financial statements for the period beginning on January 1, 2013 and 2014, respectively.

Amendment to IFRS 7, Financial Instruments: Disclosures

NIIF 7 Financial Instruments: Disclosures was amended to require information about all recognized financial instruments that are set off in accordance with paragraph 42 of IAS 32 Financial Instruments: Presentation. The amendments also require disclosure of information about recognized financial instruments subject to enforceable master netting arrangements and similar agreements even if they are not set off under IAS 32. The IASB believes that these disclosures will allow financial statement users to evaluate the effect or potential effect of netting arrangements, including rights of set-off associated with an entity’s recognized financial assets and recognized financial liabilities, on the entity’s financial position. The amendments are effective for annual periods beginning on or after January 1, 2013. Early application is permitted.

Management believes that these amendments will be adopted in its financial statements for the period beginning on January 1, 2013.

Amendments to IFRS 10, Consolidated Financial Statements; IFRS 11, Joint Arrangements and IFRS 12, Disclosure of Involvement in Other Entities — Transition Guidance

On June 28, 2012, the IASB published Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities (Amendments to IFRS 10, 11-RS 11, and IFRS 12). The amendments are intended to provide additional transition relief in IFRS 10, IFRS 11 and IFRS 12 by limiting the requirement to provide adjusted comparative information to only the preceding comparative period. Also, amendments to IFRS 11 and IFRS 12 eliminate the requirement to provide comparative information for periods prior to the immediately preceding period. The effective date of these amendments is for periods. The effective date of these amendments, annual periods beginning on or after 1 January 2013, is aligned with the effective dates of IFRS 10, IFRS 11 and IFRS 12.

Management believes that these amendments will be adopted in its financial statements for the period beginning on January 1, 2013.

Investment Entities — Amendments to IFRS 10 — Consolidated Financial Statements; IFRS 12 — Disclosures of Involvement in Other Entities and IAS 27 — Separate Financial Statements

On October 31, 2012, the IASB published “Investment Entities (amendments to IFRS 10, IFRS 12 and IAS 27)”, providing an exemption from consolidation of subsidiaries under IFRS 10 ‘Consolidated Financial Statements’ for entities which meet the definition of an ‘investment entity’, such as certain investment funds. Instead, such entities would measure their investment in particular

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31,2012 and 2011

subsidiaries at fair value through profit or loss in accordance with IFRS 9 ‘Financial Instruments’ or IAS 39 ‘Financial Instruments: Recognition and Measurement’.

The amendments also require additional disclosure about why the entity is considered an investment entity, details of the entity’s unconsolidated subsidiaries, and the nature of relationship and certain transactions between the investment entity and its subsidiaries. In addition, the amendments require an investment entity to account for its investment in a relevant subsidiary in the same way in its consolidated and separate financial statements (or to only provide separate financial statements if all subsidiaries are unconsolidated). The amendments are effective for annual periods beginning on or after January 1, 2014, with early application permitted.

Management believes that these amendments will be adopted in its financial statements for the period beginning on January 1, 2014.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

NOTE 2 - ACCOUNTING CHANGES

During the twelve months period ended December 31, 2012, were been no significant accounting changes that affect the presentation of these financial statements.

NOTE 3 - SIGNIFICANT EVENTS

At December 31, 2012, there were the following significant events that have influenced the operations of the Bank and its subsidiaries or in the financial statements:

CORPBANCA

a. Board of Directors

Þ	The Board of Directors dated January 24, 2012 it was agreed to designate as CorpBanca CEO Mr. Fernando Massu Tare, a position which shall commence on February 6, 2012.

Additionally Mr. Massu has resigned as Director to take on this new role, resignation which has been accepted by the Board of Directors as of this date.

Þ	The Board of Directors of CorpBanca dated February 2, 2012, it was agreed to communicate to the public, as significant event, the following matters:

1.
Mr. Alvaro Saieh Bendeck resigned as Director and Chairman of the company, which was accepted by the Board. Along with this, he realized that Mr. Saieh maintain their connection to the Bank on issues of strategic development, control and new business.

2.	We proceeded to appoint as directors replacements of directors waived Messrs: Alvaro Saieh Bendeck and Fernando Massu Tare, to Messrs: Rafael Guilisasti Gana and Francisco Mobarec Asfura.

3.
Resigned two alternate directors Messrs. Hector Valdes Ruiz and Juan Rafael Gutierrez Avila, which were accepted by the Board of Directors and was appointed as alternate directors replacements Mrs. Maria Catalina Saieh Guzman and Mr. Charles Naylor del Rio.

4.
Was appointed as Chairman of the Board of Directors and the Bank to Mr. Jorge Andres Saieh Guzman, as Senior Vice President Mr. Fernando Aguad Dagach and as Second Vice President Mr. Jorge Selume Zaror.

5.
It has agreed to quote General Meeting of Shareholders on February 28, 2012, to deal with matters within its competence, among others, at such meeting approved the financial statements, a decision on the proposal of the Board of distribute 100% of the net income for the year 2011 amounting to $122.849.272.708 amount to be distributed as a dividend which amounts to $0.490694035734966 per share. If approved the distribution of dividends, they would be paid once the said Board Meeting. In case of approval as set out above, shall be

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

entitled to such dividends, the shareholders who are registered in the register of shareholders with 5 business days prior to the date of conclusion of the Annual General Meeting of Shareholders.

Þ	At the General Meeting held on Tuesday, February 28, 2012 was appointed the following directors and alternate replacements:

Directors Replacements: Francisco Leon Delano, Ana Holuigue Barros, Rafael Guilisasti Gana y Francisco Mobarec Asfura.

Replacements Alternate Directors: Maria Catalina Saieh Guzman y Charles Naylor del Rio.

b. Options

Þ	At December 31, 2012, the Bank has options buying and selling foreign currency in accordance with the following:

Option	Type	Nominal USD

Purchase	Call	110,884,995
	Put	131,859,168
Sale	Call	188,859,168
	Put	40,058,827

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

c.     Sanctions and admonitions

Þ    There are no penalties or warnings to the date of these financial statements.

d.     Contribution capital

Þ
The Board of Directors meeting dated March 13, 2012, it was agreed to communicate to the public, as material, the summons to Extraordinary General Meeting of Shareholders to be held on April 10, 2012 in the corporate offices, to rule on the following materials:

1.
To rescind the non placed the capital increase approved by the Extraordinary Meeting of Shareholders of the Bank held on January 27, 2011, this increase being reduced to the actually subscribed and paid. This part is not placed amounts to 14,542,815,984 shares registered in the Securities Register dated February 22, 2011 under No. 1/2011.

2.
Increase the share capital through the issue of 48,000,000,000 cash shares, nominative, a series and no par value, price and other conditions which the Board may amend Article Fifth and Permanent and Transitory One of the Bylaws for adjust to the resolutions adopted by the Board, and as agreed in the said Board of Directors Meeting, the capital increase is part of the investment made in CorpBanca Colombia occasion of the acquisition of Banco Santander Colombia S.A (now Bank CorpBanca Colombia).

Þ	The Extraordinary General Meeting of Shareholders held on April 10, 2012 it was agreed:

1.	To rescind the non placed the capital increase approved at the Extraordinary General Meeting of the Bank, held on January 27, 2011, being reduced the capital to 250.358.194.234 shares.

2.	Increase capital of MCh$507,108, divided into 250,358,194,234 ordinary shares fully subscribed and paid through the issuance of 48,000,000,000 ordinary shares of no par value payment.

Þ
In Extraordinary Board of Directors Meeting of Corpbanca dated May 10, 2012, it was agreed to communicate, as material, the agreement of that session adopted in the exercise of the powers were delegated by the Extraordinary General Meeting held on April 10, 2012. This agreement is as follows:

Set at $ 6.25 (six point twenty-five dollars) the price of each of the 43,000,000,000 cash shares, without par value common to be offered preferentially to shareholders under the agreed issue in the Extraordinary General Meeting shareholders referred.

It is stated, as reported by notice published on May 4, 2012 in the newspaper La Tercera, preferential option period will be extended for a period of 30 days from the May 11, 2012 and up to June 9, 2012.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

Þ         It was reported as an significant event dated May 22, 2012, the following6 :

a.	In extraordinary shareholders Corpbanca (hereinafter the “Bank”) held on April 10, 2012 agreed to increase the Bank’s capital by issuing shares for payment 48,000,000,000 no par value.

b.
The Board of Directors meeting dated May 10, 2012, and was authorized under the Extraordinary Shareholders referred to in subparagraph (a) above the Bank’s Board agreed to issue and preferably offer to shareholders, shares payment 43,000,000,000 ordinary, no par value, from within those agreed to issue at the meeting. The fixed price for each share is $ 6.25 (six point twenty-five dollars) beginning the period of first refusal on May 11, 2012.

c.
To this date, under the capital increase referred to in the preceding, have subscribed and paid for 15,633,600,000 shares amounting to MCh$97,712 according to the exchange rate at the date of signing to approximately MUS$200 of which the equivalent MUS$100 are paid by the “economic group Santo Domingo from Colombia and MUS$100 are paid by companies related to CorpGroup, as a group controller CorpBanca (hereinafter the “Group controller”).

Additionally, the controller advised the Bank Group by letter dated May 22, that within approximately 12 days from this date and time of issue of the authorization of the regulatory bodies, subscribed and paid shares additionally approximate the sum equivalent to MUS$148.

d.
They have complied with the following requirements of the S&P authorization dated March 30, 2012, Corpbanca to acquire Banco Santander Colombia S.A including its subsidiary Santander Investment Valores S.A. and Santander Investment Trust Colombia S.A.: It is paid for the capital increase in the amount equivalent to $ 200, the rate of capital adequacy of the Bank considering the said acquisition is over 10% and has signed supervision agreement between the Superintendent before cited and Superintendency Financial Colombian.

e.
The Controller Group reported also by letter of that date addressed the Colombian regulations prohibiting CorpBanca to acquire more than 95% of Banco Santander Colombia SA, the Group Controller directly buy shares in Banco Santander Colombia SA in the amount of approximately MUS$52 acquisition will materialize, as stated in that letter, within a period not exceeding the expected June 30, 2012.

Þ	The Extraordinary General Meeting of Shareholders held on November 6, 2012, it was agreed:

•	To rescind the non placed the capital increase approved at the Extraordinary General Meeting of the Bank held on 10 April 2012, being capital reduced to 293.358.194.234 shares.

_________________________
6 Communication related letter f) below, entitled “Agreement with Banco Santander Espafia for acquisition of companies in Colombia.”

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31,2012 and 2011

•	Increase capital of MCh$638,234, divided into 293,358,194,234 ordinary shares fully subscribed and paid through the issuance of 47,000,000,000 ordinary shares of no par value payment’

e. Profit Sharing

Þ
The Board of Directors meeting dated February 2, 2012, it was agreed to communicate to the public, as material, which has agreed to quote General Meeting of Shareholders on February 28, 2012, to discuss among other matters their mandate, the proposition of the Board of Directors to distribute 100% of the net income for the year 2011 amounting to MCh$122,849 amount to be distributed as a dividend which amounts to $0.490694035734966 per share. If approved the distribution of dividends, they would be paid once the said Meeting of Shareholders. In case of approval as set out above, shall be entitled to such dividends, the shareholders who are registered in the share register with 5 business days prior to the date of conclusion of the Annual General Meeting of Shareholders (the situation was approved by Board cited above).

f. Agreement with Banco Santander Espana for acquisition of companies in Colombia

Þ
By letter dated March 10, 2012, the SBIF authorized to CorpBanca to acquire Banco Santander Colombia S.A. including its subsidiary Santander Investment Valores Colombia S.A. and Santander Investment Trust Colombia S.A. and Santander Insurance Agency Limited.

The acquisition would take place in two stages, the first of them, 51% of the bank’s actions in Colombia and the second to complete the 94.94% and societies Santander Investment Trust S.A. and Santander Insurance Agency Ltd.

For the acquisition of the first stage, this authorization is set as preconditions CorpBanca perform and be paid a capital increase in the amount of at least MUS$200, which at the date of the operation rate of capital adequacy is at least 10%, which is authorized by the Central Bank and is in force an agreement between the SBIF monitoring and Colombian Financial Superintendency.

For the acquisition of the second stage, were established as preconditions to be paid the capital increase to comply with capital adequacy ratio of 10% and which is authorized by the Central Bank.

Finally, communicates that on March 22, 27 and 28, were published in the newspaper La Tercera, notices of summons to Extraordinary Shareholders CorpBanca for April 10, 2012 in which it will be considered by the shareholders, among other matters, the capital increase will be paid by issuing 48,000,000,000 cash shares, nominative, a series and no par value.

Þ	Regarding the Purchase Agreement signed on December 6, 2011, by which CorpBanca agreed to acquire Banco Santander Colombia S.A (BSC), including its subsidiary Santander Investment

_________________________
7 Information in letter b) “Capital Increase” Note 39 “Subsequent Events”.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

Valores Colombia S.A. communicates that on May 29, 2012, CorpBanca takes control of BSC, through the acquisition of 51% shares of the Bank.

As provided in such contract, the remaining shares to complete the 94.94% stake, the maximum allowable under Colombian regulations, shall be made during the month of June 2012.

Þ
Agreement Regarding the aforementioned acquisition, communicates that on June 22, 2012, CorpBanca acquired an additional 40.93% of BSC, which happens to have a 91.93% of the shares of that bank. Also Inversiones Corp Group Interhold Ltda. has acquired on the same date 7.39% of BSC.

Þ
In Extraordinary Session of Board of Directors of CorpBanca dated December 6, 2011 was agreed to authorize the signing of the agreement with Banco Santander S.A, a company established in Spain, whereby, CorpBanca acquire, on the terms set out below indicate, participation shareholding indicated that holds the Santander Group in the following companies, all companies incorporated under the laws of Colombia and exercising their turn in that country:

•     Banco Santander Colombia S.A.
•     Santander Investment Valores Colombia S.A.
•     Santander Investment Trust Colombia S.A.
•     Agencia de Seguros Santander Limitada.
•     Santander Investment S.A.

The transaction is subject to obtaining regulatory approvals of the relevant authorities in Chile and Colombia.

As noticed in the Board of Directors Meeting, the transaction is expected to be made during the first half of 2012.

CorpBanca acquire 95% stake in Banco Santander Colombia S.A, maximum allowed by law in that country for an individual shareholder Interhold Corp Group Interhold S.A. acquire at least 2.85% of it, plus the shares acquired by Santander Group under IPO “delisting” that under Colombian law is made.

Additionally, CorpBanca directly and indirectly acquire 100% of the share capital of companies or corporate of societies Santander Investment Valores Colombia S.A., Agencia de Seguros Santander Limitada y Santander Investment Trust Colombia S.A, Corp Group Interhold S.A. acquires directly or indirectly, 100% of Santander Investment Colombia S.A.

The entire acquisition made Corpbanca and CorpGroup be for approximately up to MUS$1,225 over Libor dollar 180 days increased by 1% per annum, of which the price will CorpBanca by banking companies and financial aforementioned amount to the approximate amount of MUS$1,155 and will pay Corpgroup be in the amount of up to MUS$70, plus interest both noted.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

At the date of this release, Banco Santander Colombia SA had a market share in the country of 2.7% in loans and 4.7% interest on public deposits. The Bank’s assets amounted to the sum of approximately MUS$4,000 and its loan portfolio was approximately MUS$2,570.

In response to the limits set by the General Banking Act for such investments in companies abroad, CorpBanca, referring to the acquisition and prior to making the investment, you should make an increase in capital by approximately equivalent MUS$450.

g. Agreement with Helm Bank SA for acquisition of companies in Colombia

Þ
On October 9, Corpbanca received communication Corp Group Holding Inversiones Limitada, by stating that it has signed an agreement under which it was agreed to acquire up to 100% of the shares of Helm Bank S.A and all its subsidiaries and Helm Corredor de Seguros S.A, all entities operating in the Republic of Colombia.

Corp Group Holding Inversiones Limitada through HB Acquisition S.A.S, a company incorporated under Colombian law (the “Purchaser”), entered into a Purchase Agreement (the “Agreement”) with Inversiones Tim& S.A.S, Inversiones CarrOn S.A.S and Comercial Camacho GOmez S.A.S (the “sellers”), subsidiaries of Helm Corporation and owners of approximately 91% of the common shares of Helm Bank S.A (“Helm Bank” or the “Bank”), under which it was agreed to purchase by the Purchaser up to 100% of the ordinary shares and shares with preferential dividend and without right to vote Helm Bank S.A also be subject to the acquisition, all subsidiaries of Helm S.A (the “Transaction”).

Additionally, we agreed to acquire from Corpbanca (Chile) 80% of Helm Corredor de Seguros S.A.

The contractual position of the Buyer will be transferred before the closing date of the transaction, Banco Corpbanca Colombia S.A for the acquisition of Helm Bank S.A and its subsidiaries and Corpbanoa (Chile) to purchase of Helm Corredor de Seguros S.A.

In effect Corp Group Holding Inversiones Limitada will promote the adoption of the respective agreements both Corpbanca (Chile), and Banco Corpbanca Colombia S.A for the above acquisitions.

Helm Bank SA is a bank that operates in the Republic of Colombia, which at the date of the release, had a market share of 4.0%, total assets of MUS$6,643 in July 2012, loans of MUS$4,610, total deposits of MUS$4,510 and shareholders’ equity of MUS$739.

The acquisition agreement includes a price for 100% of the shares of Helm Bank S.A of MUS$1,278.6, subject to an adjustment of US$210,181 for each day that elapses between January 1, 2013 (if that date has not occurred closure) and the closing date of the Transaction. The price for the acquisition of 80% of the Helm Corredor de. Seguros, is the sum of MUS$17,12.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

To realize the effects of the transaction will promote a capital increase in Corpbanca (Chile) in the amount equivalent to MUS$600. The recent announcement by the International Finance Corporation, IFC to invest in Corpbanca is part of this increase (see letter i) below).

Additionally, it will promote a capital increase in Banco Corpbanca Colombia S.A for an amount close and not exceeding MUS$1,000. As part of the transaction is contemplated that the sellers will concur in this capital increase, with funds from the price received, with the subscription and payment of the equivalent of about MUS$440. Also be encouraged to attend with Corpbanca subscription and payment by an amount close to MUS$285. The remainder will be subscribed by other investors.

The acquisition agreement further contemplated that:

1.	After the closing of the Transaction and in accordance with existing rules, Helm Bank S.A and Banco Corpbanca Colombia S.A will merge to operate in the Republic of Colombia as a single bank.

2.
From this date, any shareholder who owns shares of Helm Bank S.A may accede to the Acquisition Agreement to carry out the sale of its common shares on the terms and price conditions that have been agreed between the parties to the Agreement.

3.
In the contract it is contemplated that the improvement of the Transaction is conditional upon (i) obtaining regulatory approvals in the respective countries, (ii) obtaining resources from Corpbanca Chile through a capital increase operation, and (iii) other customary conditions for this type of business.

4.
Within 90 days after the close of the transaction, will be encouraged to make a Banco Corpbanca Colombia S.A takeover bid for 100% of the shares with preferential dividend and without right to vote Helm Bank SA at a price per share that will be informed the general public at closing of the Transaction. This price shall in any case equivalent to the price per common share agreed in the Contract.

5.	Agreements and other customary conditions for this type of agreement.

Additionally, will enter into a Shareholders Agreement that includes provisions customary for transactions of this kind, relating to transfer of shares, conformation Board of Directors and Committee, supermajorities, best practices and related operations.

Operation is expected to be closed during the first quarter of 2013.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31,2012 and 2011

h.      Bank Bond Issue

Current bonds

During 2012 the Bank placed bonds, UF 6,220,000 and MCh$2,500 according to the following breakdown:

mnemonic	Amount		Date Posted	maturity	Emission rate	Type	currency	country issue
BCORAD0710	UF	10,000	25-01-12	01-07-2015	3.00	SENIOR	UF	CHILE
BCORAF0710	UF	2,650,000	30-01-12	01-07-2017	3.00	SENIOR	UF	CHILE
BCORAF0710	UF	2,500,000	31-01-12	01-07-2017	3.00	SENIOR	UF	CHILE
BCORAF0710	UF	1,060,000	14-03-12	01-07-2017	3.00	SENIOR	UF	CHILE
	UF	6,220,000
BCOR-O0110	MCh$	2,500	01-03-12	09-07-2015	6.30	SENIOR		CHILE
	MCh$	2,500

Subordinated Bonds

During 2012, the Bank has placed subordinated bonds for UF 9,280,000, according to the following breakdown:

mnemonic	Amount		Date Posted	maturity	Emission rate	Type	currency	country issue
UCORBN0710	UF	350,000	24-02-12	01-07-2040	4.00	SUBORDINATE	UF	CHILE
UCORBN0710	UF	300,000	07-03-12	01-07-2040	4.00	SUBORDINATE	UF	CHILE
UCORBF0710	UF	500,000	03-06-12	01-07-2032	4.00	SUBORDINATE	UF	CHILE
UCORBP0710	UF	1,500,000	03-06-12	01-07-2042	4.00	SUBORDINATE	UF	CHILE
UCORBJ0710	UF	5,500,000	31-10-12	01-07-2036	4.00	SUBORDINATE	UF	CHILE
UCORBN0710	UF	1,130,000	29-10-12	01-07-2040	4.00	SUBORDINATE	UF	CHILE
	UF	9,280,000

i.      Others

Þ
On October 4, 2012, the Controller Corp Group Banking SA informed CorpBanca significant event informed the SVS, indicating that it has signed an agreement with International Finance Corporation “IFC”, whereby it was agreed that entity’s income as a shareholder of CorpBanca through subscription of shares in the first issue, to stay with a shareholding of 5%.

IFC is a World Bank entity with presence in 80 countries, aimed at promoting sustainable way of private sector investment in emerging markets. IFC is comprised of 182 members and is internationally recognized as an entity with high international standards in matters of corporate governance, commitment to transparency, good practices and environmental stewardship.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

CORPBANCA ASESORIAS FINANCIERAS S.A.

a. Board of Directors

Þ
On May 7, 2012, submitted his resignation as Director Mr. Cristian Canales Palacios. In Ordinary Session Board of Directors No. 190 of 23 May 2012, was appointed as Director agrees Mr. Jose Francisco Sanchez Figueroa.

CORPBANCA ADMINISTRADORA GENERAL DE FONDOS S.A.

a. Board of Directors

Þ
In extraordinary board meeting dated February 2, 2012, proceeded to appoint as Chief Executive Officer (surrogate) of the company for the period between 13 and 17 February 2012 to Ms. Cristina Derpsch Gebhard. Also resolved to convene Annual General Meeting of Shareholders of the company for the day February 28, 2012 at the company offices.

Þ	In Regular Board of Directors meeting held on March 13, 2012, proceeded to appoint as Chairman of the Board and of the company Mr. Gustavo Arriagada Morales and Vice President Mr. Andres Garcia Lagos.

Þ
In extraordinary Board of Directors meeting held on April 18, 2012 it was agreed to appoint as the new Chief Executive Officer of the Company to Ms. Lorena Cecilia Ramis Contzen, who will take office on Monday, April 23, 2012.

b. Profit Sharing

Þ
In Twenty-Seventh Annual General Meeting of Shareholders, held on February 28, 2012, agreed to distribute the profit for the year 2011, amount to be distributed to shareholders in proportion to their shareholding, remembering empower the Board of Directors of the company to define the date of payment to shareholders of dividends. It is further agreed, revoke and renew the entire membership Board of Directors of the company, appointing new directors as to Messrs: Gustavo Arriagada Morales, Jorge Hechenleitner Adams, Andres Garcia Lagos, Gerardo Schlotfeldt Leighton and Pablo De la Cerda Merino.

Þ
On December 26, 2012 were paid cash dividends on the distribution of profit for the year 2011 in the amount of MCh$3,472, as agreed at the Twenty Seventh Annual General Meeting of Shareholders, as mentioned in the previous point.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.
As of December 31, 2012 and 2011

c. Mutual Fund Portfolio adjustments

Þ
On July 24, 2012 proceeded to make adjustments to the portfolio of Mutual Fund called Corp Eficiencia, fund administered by the company, because there were discrepancies in excess of 0.1% of the portfolio on its recovery considering market rates, that in accordance with Circular No. 1990, in Title II, letter a), in relation to Circular No. 1579, both issued by the SVS.

This has led to a change in the value of the quotas for the indicated series issued by the mutual fund and the returns thereon, between the dates listed in the following table:

Fund	Share Value 23/07/2012	Share Value 24/07/2012	Variation %
CORP EFICIENCIA SERIE M1	2.258,83	2.259,60	0,034
CORP EFICIENCIA SERIE M2	1.380,70	1.381,17	0,0343
CORP EFICIENCIA SERIE M3	1.409,04	1.409,54	0,0356
CORP EFICIENCIA SERIE M4	1.021,80	1.022,17	0,0359
CORP EFICIENCIA SERIE APV	1.099,16	1.099,56	0,0363

d. Fondo Mutuo Corp Asia Pacifico Settlement

In view of the provisions of ordinary trades numbers 12,512 and 14,074 dated 22 May and 7 June 2012 respectively and the Exempt Resolution No. 242 dated June 15 of this year, all of the SVS, liquidation order regarding Fondo Mutuo Corp Asia Pacifico, as well as the stages of such liquidation, Corpbanca Administradora General de Fondos S.A. informs its customers that it has executed the following:

•	On July 6, 2012 was notified by registered letter to fund shareholders about the fact of the settlement and its start date.

•	In date cited in the previous point, there was a publication in the newspaper La Tercera, communicating the fact of the settlement and its start date.

•	Since last July 23, 2012, proceeded, in the shortest possible time, the performance of the fund’s assets.

•	On July 26, 2012, proceeded to distribute the money among the participants that were a result of the conduct.

•
With the same earlier contributors were informed about the delivery and payment of the final deal, doing this to them that have investments in the fund and have not made any movement, it may request the corresponding view of their investments in the Corpbanca branch that suits them best until the day August 27, 2012.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

Having complied and thus far, with all the measures ordered in Exempt Resolution No. 242 to the liquidation of the fund.

e. Others

Þ	During 2012 the Board of Directors decided to develop two new activities to date had not been subject to the business plans of previous years:

•
Active management of investment funds in terms that allow it to Articles 220 and following of Law 18,045 of Securities Market Law No. 18,815 on Investment Funds and the rules established by the SVS, including funds private investment.

•	Active portfolio management of third in the terms permitted by Circular No. 1894 of the SVS.

CORPBANCA CORREDORES DE BOLSA S.A.

a. Profit Sharing

Þ
In Nineteenth Annual General Meeting of Shareholders held on March 30, 2012, agreed to distribute the net income for 2011, amounting to MCh$6,640, agreeing to authorize the Board of Directors to set the date of payment to shareholders of dividends. This dividend was paid to shareholders on October 4, 2012.

Þ
In Seventeenth Extraordinary General Meeting held on September 26, 2012, agreed to distribute retained earnings at 31 December 2011, amounting to MCh$7,076, authorizing the Chief Executive Officer of the company to within 30 working days counted from this date appropriate to realize the payment of dividends by the concept. This dividend was paid to shareholders on 04 October 2012. In the same Board agreed to reduce the current capital of the Company, since the sum of MCh$74,799, divided into 1,111,721 common shares, nominative and without par value, the sum of MCh$38,514, divided into 1,111,721 ordinary shares thereof, registered, no par value, which implies an effective reduction of the share capital in the amount of $ MCh$36,285.

CORPBANCA CORREDORES DE SEGUROS S.A.

a. Profit Sharing

Þ
In Fifteenth Annual General Meeting of Shareholders held on April 24, 2012, agreed to distribute the profit for the year 2011, amount to be distributed to shareholders in proportion to its shareholding, which will result in the payment of $ 404, 73235229, for action. This dividend was paid to shareholders on August 17, 2012.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

CORPBANCA AGENCIA DE VALORES S.A.

a. Approval of financial statements, appointment of external auditors and other

Þ
On February 27, 2012, was held the Third Annual General Meeting of Shareholders, which was approved in the annual balance sheet for the year and other financial statements for the year ended December 31, 2011, the account movements capital, the Report of the External Auditors, the destination of the net income for the year of 2011, the appointment of the external auditors, and proceeded to the total renovation of the Board of Directors which was composed by Patricio Jose Eguiguren Murioz, Gustavo Alberto Favre Dominguez and Pablo Ignacio Herrera Abalos.

CORPLEGAL S.A.

a. Board of Directors

Þ	The board meeting held on November 5, 2012, was appointed Chief Executive Officer Mr. Gustavo lrarrazaval Tagle., Replacing Mr. Jaime Cordova Fernandez.

SMU CORP S.A.

a. Board of Directors

Þ
On January 18, 2012, SMU Corp. S.A received communication from Mr. Mario Chamorro Carrizo (Director), addressed to the Chairman of SMU Corp S.A, in which it announced his resignation as Director of the Company, which sought to give effect as of that date. This was informed to the SBIF, dated January 20, 2012, as a significant event.

Þ	At the General Meeting of Shareholders, dated April 24, 2012, is named new director Ms. Pilar Dariobeitia Estades, replacing the resigned director Mr. Mario Chamorro Carrizo.

b. Capital Increase

Þ
By deed dated August 10, 2011, increased the share capital, which amounts to MCh$8,000 divided into 10,000 registered shares of one series and no par value, being a new capital of MCh$16,000, divided into 20,000 shares of one series and no par value. Such increase shall be subscribed by shareholders CorpBanca (51%) and SMU SA (49%), not producing the entry of new shareholders or changes in shareholding.

Capital is aware of the following: CorpBanca MCh$1,550 in August 2011, MCh$2,530 in March 2012 and SMU S.A MCh$1,490 in August 2011, MCh$2,430 in March 2012.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31,2012 and 2011

BANCO CORPBANCA COLOMBIA S.A. (Before-BANCO SANTANDER COLOMBIA S.A)

a. Board of Directors

Þ	In Board dated March 20, 2012, with a record number 3,575, and taking into account the new structure of the Bank, the Board proceeded unanimously to accept the following resignations:

•	Luis Rodolfo Camarena Torres, to Vice President of Risk

•	Claudia Patricia Velez Restrepo, to Vice President of Human Resources.

•	Pedro Orellana Pifieiro, to Vice President in charge of Retail Banking and SME.

•	Carmen Martinez Briongos, to Vice President in charge of Media, and

•	Pedro Isidro Saenz Regalado, to Vice President of Wholesale Banking.

Accepted the resignations earlier proceeded to make the following appointments, made unanimously:

•	Maria Victoria Urreta Sagarduy, as new Vice President of Risk, Legal Representation under the bylaws so provide for the office of Vice President, replacing Luis Camarena Torres.

•	Claudia Patricia Velez Restrepo, as new Vice President of Retail Banking and SME, legal representation under the bylaws provide for the office of Vice President, replacing Pedro Orellana Pifieiro.

•
Lilian Rocio Barrios Ortiz, as new Vice President of Media and Quality Legal Representation in accordance with the bylaws so provide for the office of Vice President, replacing Carmen Martinez Briongos.

•	Javier Barrenechea Parra, as new Vice President of Treasury, Legal Representation accordance with the bylaws so provide for the office of Vice President, replacing Camilo Yepes.

•	Andrea Arizala Escamilla, new Human Resources Director, replacing Claudia Patricia Velez.

•	Andres Felipe Caballero Garcia, new Director of Corporate and Institutional Banking, replacing Pedro Saenz Regalado.

Þ	In Board dated July 31, 2012, with a record number 3,579, and taking into account the new structure of the Bank, the Board proceeded unanimously to accept the following resignations:

•	Alfredo Sanchez Belalcazar, to Vice President Legal and Secretary General.

Accepted the resignation earlier proceeded to make the following appointments for the purposes of legal representation and general secretary, carried unanimously:

•	Andrea Victoria Arizala Escamilla, Director of the Vice President of Human Resources.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31,2012 and 2011

•     Andres Felipe Caballero Garcia, to Vice Director of Corporate Banking and Institutions.

•     Cesar Augusto Rodriguez Martinez, running for the position of Secretary General.

Þ	In Board dated September 25, 2012, and taking into account the new structure of the Bank, the Board proceeded unanimously to accept the following appointment:

•     Eduardo Ruiz, to internal auditor.

b. Changes in shareholding

Þ
By letter dated March 30, 2012, the SBIF authorized to CorpBanca Chile to acquire: “Banco Santander Colombia SA” which includes its subsidiary “ Santander Investment Valores Colombia S.A.”, “ Santander Invesment Trust Colombia S.A.” and “ Agencia de Seguros Santander LTDA “. Divided into two stages, the first stage was conducted in the month of May with the acquisition of 51% and the second stage in the month of June with the acquisition of 40.93% to 91.93% complete one.

Þ
On 29 June, “Banco Santander Colombia S.A” acquired 94.5009% of “ Santander Invesment Trust Colombia S.A.”, developing activities primarily through investment trusts, management, and real estate collateral.

c. Changes name

Þ	With Deed 2008 August 9, 2012 of Notary 23 of Bogota D.0 (Colombia), changes its name to Banco Santander Colombia S.A, for Banco Corpbanca Colombia S.A may use the acronym Banco Corpbanca.

With Deed 2033 of August 10, 2012 of Notary 23 of Bogota D.0 (Colombia) changed its name to Santander Investment Valores Colombia S.A Sociedad Comisionista de Bolsa for Corpbanca Investment Valores Colombia S.A Comisionista de Bolsa.

With Deed 2034 of August 10, 2012 of Notary 23 of Bogota D.0 (Colombia), changes its name to Santander Investment Trust Colombia S.A Sociedad Fiduciaria, by Corpbanca Investment Trust Colombia S.A Sociedad Fiduciaria may also advertise under the acronym Corpbanca Investment Trust or Corpbanca Sociedad Fiduciaria.

d. Changes in reserves

Þ
Special meeting of shareholders on December 20, 2012, which is authorized to increase the authorized capital of the Bank in order that it be for MCOP$488,731, leaving by placing a total of 514,178,224 common shares and registered and that they will make an issue of shares not subject to preemptive rights to be offered to shareholders Corpbanca and Inversiones CorpGroup Interhold Limitada, and other third previously authorized by the Financial Superintendence of Colombia.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

The increase of the authorized capital was MCOP$250,000, equivalent to 476,090,723 shares, from MCOP$238,731 at the close of December 31, 2011 to MCOP$488,731 at December 31, 2012.

Additionally, authorized to have retained earnings for the years 2010 and 2011, these being MCOP$147,922, to increase the legal reserve development of decree 1771 of 20128 .

e. Issue of bonds/debt

Þ
Once you have placed the minimum amount required by law quota issuance program overall ordinary or subordinated bond initially approved by the ordinary shareholders’ meeting on March 24, 2011 to request an amendment to it, and make a amendment or addendum thereto in such case to increase that share in the sum of 1.1 billion colombian pesos (MCOP$1,100,000), to reach an overall quota of up to 1.5 billion colombian pesos (MCOP$1,500,000), and for loans to be made based on it, can be directed to the general public, resident or non-resident in Colombia, including but pension funds and severance.

It authorized an amendment to the issuance or issuances of ordinary bonds or subordinate to the sum or total of MCOP$500 (U.S. dollars of the United States of America) to place in the international market and that placements are made with based on them are directed to residents or non-residents of Colombia.

f. Others

During the year 2012 was issued by the Financial Superintendence of Colombia regulations to apply from 2013, which are explained below:

Þ
Providers prices for valuation. With Circular 050, November 30, 2012 was modified external circulars 006, 033 and 039 of 2012, where instructions are given to evaluate investments using the information provided price providers.

Þ	Tax reform (Law 1607 of December 26, 2012).

Here are the main changes Colombian tax regimes for 2013 and following years, introduced by Law 1607 of December 26, 2012:

Income Tax and complementary. It modifies the rate on the taxable income of legal persons to 25% from January 1, 2013.

_________________________
8 Decree by which measures are taken to strengthen the capital of credit institutions. The measure remains at 9% minimum solvency level and introduces a new basic solvency measurement of 4.5%, which must meet the Basic Capital Ordinary (BCO), comprised of instruments with the highest capacity to absorb losses. This measure aims to bring the local regulations to international standards, which seek to have a capital that can respond to the financing needs in case there are problems and measuring risks accurately estimate exposure faced by an entity.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

Income tax for equity CREE9 . Is created from January 1, 2013 the income tax for equity. This tax is calculated based on gross income less income not constituting income, expenses, deductions, exempt income and windfall profits, at a rate of 8%. For the years 2013, 2014 and 2015, the applicable rate will be 9%.

Waiver of Contributions. It exempts legal persons reporting the income tax and supplementary payment of contributions to tax in favor of Servicio Nacional del Aprendizaje - SENA and the Institute Colombiano de Bienestar Familiar - ICBF, for workers who earn, individually, to ten (10) statutory minimum wage. This exemption begins from the moment you implement the system of withholding taxes for the collection of income tax for equity CREE (and in any case before 1 July 2013).

Accounting Standards. It states that for tax purposes only referrals tax rules contained in accounting standards, will remain in place during the four years following the entry into force of the International Financial Reporting Standards. Consequently, during the time mentioned, the tax bases of the items to be included in the tax returns continue unchanged. Also, the requirements of accounting treatments for the recognition of special tax situations lose force as of the date of application of the new accounting regulatory framework.

Obligation to report consolidated financial statements by business groups. It states that no later than June 30 of each year, business groups or duly registered business in magnetic media must submit to the Dirección de Impuestos y Aduanas Nacionales financial statements, together with the exhibits thereto.

_________________________
9 Income tax for equity, which replaces the payroll contributions that currently carry out all companies that hire workers. This event will tax revenue collection that is suitable increase the equity of taxpayers in the taxable year or period.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31,2012 and 2011

NOTE 4 - BUSINESS SEGMENTS

The segments information is defined by the Bank based on its different business units, which differ primarily in the risks and returns that affect them.

The reportable segments and criteria used to report to the highest Bank authority on the operation’s decision making are in accordance with IFRS 8, Operating Segments.

The Bank’s business activities are primarily situated in the domestic market and have strategically aligned its operations into four divisions composed of six reporting segments based on its market segmentation and the needs of its customers and trading partners. The four reporting business segments are Commercial Banking, Retail Banking, Treasury and International and Non-banking Financial Services. The Bank manages these reporting segments using an internal profitability reporting system. Together with the above, adding a geographical disclosure on transactions submitted by the Bank in Colombia, this through the acquisition of Banco Corpbanca Colombia and subsidiaries, detailed situation described above. Management reviews their segments on the basis of gross operational margin and only uses average balances to evaluate performance and allocate resources.

Descriptions of each business segment are as follows:

Commercial Banking

•
Large, Corporate, and Real Estate Companies Division includes companies that belong to the major economic groups, specific industries, and companies with sales over US$30 million; this division also includes real estate companies and financial institutions.

•	Companies - includes a full range of financial products and services to companies with sales under US$30 million. Leasing and factoring have been included in this business segment.

Retail Banking

•
Traditional and Private Banking - offers, among other products, checking accounts, consumer loans, credit cards and mortgage loans to middle and upper income segments. Lower Income Retail Banking - offers, among other products, consumer loans, credit cards and mortgage loans to the traditionally underserved low-to-middle income segments.

•	The Consumer Division Banco Condell offers, among others, consumer loans, credit cards and mortgage loans to individuals with income segments between Th$100 and Th$600.

Treasury and International

•	Primarily includes our treasury activities such as financial management, funding and liquidity as well as our international business.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

Non-Banking Financial Services

•	These are services performed by our subsidiaries which include insurance brokerage, financial advisory services, asset management and securities brokerage.

Colombia

Applies to business operations and incurred by Banco CorpBanca Colombia and subsidiaries in that country, the main business carried out in this country comes from individuals and SMEs Banking, Banking and Treasury businesses and institutions.

The report segments are determined by the Bank on the basis of the different business units, which differ primarily by the risks and returns that affect them.

The Bank’s business activities are under the following four vice: Commercial (People, SMEs and Universities), Enterprises and Institutions, Global Wholesale Banking and Treasury.

CorpBanca Colombia has been identified as a separate operating segment, this based on the business activities described above, their operating results are regularly reviewed by the chief operating decision-making of such entity, being the basis for deciding on resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

The characteristics of each segment are described below:

Commercial

•
Personal. Comprising massive income with incomes below Th$1, average incomes with incomes between Th$1 and Th$3, high incomes with incomes between Th$3 and Th$ 14 and Preferred Banking whose incomes exceed Th$14. For this bench there is a broad portfolio of products depending on the needs of each client, highlighting transactional products (checking, savings, debit cards, online), credit products (consumer credit lines, credit cards, quotas overdraft and revolving), savings and investment (savings for building construction, savings, certificates of deposit, investment funds) and insurance protection.

•
SMEs. Covering small and medium enterprises with annual turnover below MUS$8. This segment consists of microentrepreneurs, with annual turnover less than Th$100, SMEs I General whose annual turnover is less than MUS$1, SME I Shops and Businesses with annual turnover between Th$100 and MUS$1 and SMEs II billing year between MUSS 1 and MUS$8. There is a wide range of products to cater to this bank: Transaction and commissions (cash management, account management, confirming, acquirer business and insurance), credit products (working capital, asset investment, credit lines with public resources for development , revolving overdraft and card and leasing soon), savings and investment products (checking, savings, investment trusts and structured) and specialty products (cards and money funded, forwards, swaps, and buying and selling of currencies).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

•	Universities. This consists of public and private universities.

Businesses and Institutions

•	Large and medium size companies. This consists of Medium Size Companies those with sales of less than MUS$67 and Large Companies those with sales that exceed MUS$67.

•
Institutional. This covers Public Institutions (state companies and mixed capital (public and private companies), Private Institutions (hospitals, clinics, education institutions other than universities, religious orders, employee funds and NGOs) and Financial Institutions.

For Businesses and Institutions there is a specialized range of financial products available (local currency, foreign currency, confirming and leasing), and cash products (payments and collections).

Global Wholesale Banking

Primarily which includes international relation customers and managing corporate and multinational customers. This reportable segment also includes Investment and Infrastructure Banking management. There is a specialized product portfolio for each one of its customers’ needs: M&A, credit markets, treasury, cash, foreign trade, investment funds and infrastructure business. Businesses with sales exceeding MUS$111.

Treasury

There is a customer desk, which is in charge of closing all treasury operations with the different banks, and the money desks for the profitable management of the entity’s proprietary position. Additionally, the Financial Management is in charge of the administration of liquidity, balance sheet management and the assignment of transfer pricing for assets and liabilities.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

1. Geographic information

The Group operates in three main geographical areas: Chile, Colombia and the United States.

	Revenue from external customers As of December 31
	2012 MCh$	2011 MCh$
CorpBanca Chile	182,218	188,136
CorpBanca Colombia	66,288	-
CorpBanca Nueva York	8,370	4,864
	256,876	193,000

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

2. The information presented in this note is presented according to the analysis and identification of:

a) Income statement:

	As of December 31, 2012
	Commercial Banking		Retail Banking
	Larger, Corporate and Real Estate Companies	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International	Non-banking Financial Services	Columbia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net Interest income	41,751	56,120	56.972	18,664	3,010	14,071	66,288	256,876
Net services fees income	21,802	13,052	21,693	6,517	(237)	4,923	17,894	85,644
Trading and investment income, net	1,525	-	3,650	-	19,316	9,624	20,879	54,994
Foreign exchange gains (losses), net	13,579	5,537	679	-	9,791	(1,000)	2,110	30,696
Other operating income	c	2,461	726	-	-	5,207	10,133	18,527
Provision for loan losses	(1,435)	(14,567)	(6,915)	(7,724)	-	558	(20,781)	(50,864)
Gross Operational Margin	77,222	62,603	76,805	17,457	31,880	33,383	96,523	395,873
Other income and expenses	7,899	31	(685)	-	-	(6,531)	(347)	367
Total Operating Expenses	(18,870)	(28,935)	(60,511)	(18,870)	(14,513)	(47,680)	(63,859)	(253,238)
Income before taxes	66,251	33,699	15,609	(1,413)	17,367	(20,828)	32,317	143,002
Averages Loans	4,104,030	1,615,950	2,151,085	143,361	84,517	142	1,606,146	9,705,231
Averages Investments	-	-	-	-	841,334	-	451,809	1,293,143

As of December 31, 2012
Commercial Banking		Retail Banking
Larger, Corporate and Real Estate Companies	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International	Non-banking Financial Services	Columbia	Total
MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net Interest income	39,200	48,382	52,815	17,719	18,975	15,909	193,000
Net services fees income	18,862	11,215	22,316	4,182	(408)	4,195	60,362
Trading and investment income, net	(4,893)		3,703	-	89,078	9,857	97,745
Foreign exchange gains (losses), net	16,668	4,961	272	-	(52,302)	3,618	(26,783)
Other operating income	-	3,049	-	-	-	6,458	9,507
Provision for loan losses	(12,127)	(6,625)	(14,660)	(6,756)	-	(14)	(40,182)
Gross Operational Margin	57,710	60,982	64,446	15,145	55,343	40,023	293,649
Other income and expenses	3,405	429	24	-	-	(3,608)	250
Total Operating Expenses	(12,573)	(26,432)	(50,144)	(18,194)	(11,604)	(29,783)	(148,730)
Income before taxes	48,542	34,979	14,326	(3,049)	43,739	6,632	145,169

Averages Loans	3,060,485	1,325,799	1,768,365	135,857	90,507	151	6,381,164
Averages Investments	-	-	-	-	818,666	-	818,666

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

b) Assets and Liabilities

	As of December 31, 2012
	Commercial Banking		Retail Banking
	Larger, Corporate and Real Estate Companies	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International	Non-banking Financial Services	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans:
Mortgage	-	20,475	1,357,487	4,451	30	-	154,455	1,536,898
Consumer	95	3,440	309,033	163,708	-	-	633,456	1,109,732
Commercial	4,697,612	1,505,174	677,903	112	19,390	-	1,096,327	7,996,518
Loans before provisions	4,697,707	1,529,089	2,344,423	168,271	19,420	-	1,884,238	10,643,148
Provisions for loan losses	(36,279)	(33,337)	(26,172)	(12,887)	-	3,409	(61,621)	(166,887)
Loans net of provisions (*)	4,661,428	1,495,752	2,318,251	155,384	19,420	3,409	1,822,617	10,476,261
Trading portfolio financial assets	-	-	-	-	55,379	-	104,519	159,898
Investments under agreements to resell	-	-	-	-	21,313	-		21,313
Derivative financial instruments	-	-	-	-	249,261	-	18,766	268,027
Financial investments available-for-sale	-	-	-	-	894,085	-	218,350	1,112,435
Held to maturity investments	-	-	-	-	22,081	-	82,896	104,977
Assets not included in segments					-		-	1,385,312
Total assets	4,661,428	1,495,752	2,318,251	155,384	1,261,539	3,409	2,247,148	13,528,223

Currant Accounts and demand deposits	142,563	242,168	169,590	5	578	5,090	279,594	839,588
Other sight balances	46,606	35,558	30,190	7,247	8	117,868	35,610	273,087
Time Deposits and saving accounts	864,235	548,440	902,002	12,077	3,851,679		1,504,242	7,682,675
Investments under agreement to repurchase	-	-	-	-	219,599	38,122		257,721
Derivative financial instruments	-	-	-	-	173,658		20,186	193,844
Borrowings from fmancial institutions	-	-	-	-	513,118	255,473	200,930	969,521
Debt issued	-	-	-	-	1,809,043	-	77,561	1,886,604
Liabilities not included in segments	-	-	-	-	-	-	-	428,868
Equity	-	-	-	-	-	-	-	996,315
Total liabilities and equity	1,053,404	826,166	1,101,782	19,329	6,567,683	416,553	2,118,123	13,528,223

As of December 31, 2011
Commercial Banking		Retail Banking
Larger, Corporate and Real Estate Companies	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International	Non-banking Financial Services	Colombia	Total
MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans:
Mortgage	-	13,967	1,157,441	4,520	-	-	-	1,175,928
Consumer	34	2,635	257,690	162,753	-	9	-	423,121
Commercial	3,687,033	1,266,682	538,981	134	27,188	-	-	5,520,018
Loans before provisions	3,687,067	1,283,284	1,954,112	167,407	27,188	9	-	7,119,067
Provisions for loan losses	(36,881	(30,407)	(29,636)	(12,330)	-	3,432	-	(105,231)
Loans net of provisions (.)	3,650,777	1,252,877	1,924,476	155,077	27,188	3,441	-	7,013,836
Trading portfolio financial assets	-	-	-	-	166,039	-	-	166,039
Investments under agreements to resell	-	-	-	-	23,251	-	-	23,251
Derivative financial instnunents	-	-	-	-	248,982	-	-	248,982
Financial investments available-for-sale	-	-	-	-	843,250	-	-	843,250
Held to maturity investments	-	-	-	-	21,962	-	-	21,962
Assets not included in segments	-	-	-	-		-	-	570,384
Total assets	3,650,777	1,252,877	1,924,476	155,077	1,330,672	3,441	-	8,887,704
Current Accounts and demand deposits	133,423	194,503	139,245	-	334	-	-	467,505
Other sight balances	26,038	25,708	24,881	5,702	59	132,827	-	215,215
Time Deposits and saving accounts	1,000,507	405,621	581,298	6,477	2,802,830	27,645	-	4,824,378
Investments under agreement to repurchase	-	-	-	-	60,824	69,725	-	130,549
Derivative financial instruments	-	-	-	-	164,233	2,639	-	166,872
Borrowings from financial institutions	-	-	-	-	500,612	163,014	-	663,626
Debt issued	-	-	-	-	1,522,773	-	-	1,522,773
Liabilities not included in segments	-	-	-	-	-	-	-	167,574
Equity	-	-	-	-	-	-	-	729,212
Total liabilities and equity	1,159,968	625,832	745.424	12,179	5,051,665	395.850		8,887,704

(*) Loans net of allowances include amounts due from Banks as of December 31, 2011 and 2012.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011
NOTE 5 - CASH AND CASH EQUIVALENTS
a. Detail of cash and cash equivalents

The detail of the balances included under cash and cash equivalents is as follows:

Cash and deposits in banks	As of December 31,
	2012 MCh$	2011 MCh$
Cash	127,617	77,180
Deposits in The Central Bank of Chile	38,416	3,114
Deposits in national banks	6,127	1,178
Foreign deposits	348,068	184,275
Subtotal Cash and deposits in banks	520,228	265,747

Items in course of collection, net	54,894	59,282
Highly liquid financial instruments (1)	138,409	186,061
Investments under agreements to resell (2)	19,489	23,251

Total cash and cash equivalents	733,020	534,341

(1)	Corresponds to those financial instruments in the trading portfolio and available-for-sale and portfolio mutual funds with maturities that do not exceed three months from its date of acquisition.

(2)	Corresponds to obligations under repurchase agreements with maturities that do not exceed three months from its date of acquisition.

The level of cash and deposits at the Central Bank of Chile meets the monthly average reserve requirements.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

b. Cash in the process of collection

The pending settlement transactions are transactions in which the only remaining settlement will increase or decrease the funds in the Central Bank of Chile or in foreign banks, usually within 12 to 24 business hours after the close of each fiscal year, which is detailed as follows:

Assets	As of December 31,
	2012 MCh$	2011 MCh$
Outstanding notes from other banks	48,516	28,403
Funds receivable	75,261	67,827
Subtotal assets	123,777	96,230

Liabilities
Funds Payable	68,883	36,948
Subtotal liabilities	68,883	36,948
Net items in course of collection	54,894	59,282

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

NOTE 6 - TRADING PORTFOLIO FINANCIAL ASSETS

The detail of the financial instruments classified as trading financial assets is as follows:

Chilean Central Bank and Government securities:	As of December 31,
	2012	2011
	MCh$	MCh$
Chilean Central Bank - bonds	2,543	9,541
Chilean - Central Bank notes		5,613
Other Chilean Central Bank and government securities

Other national institution securities:
Bonds	2,102	2,012
Notes	28,218	125,319
Other Securities	276	11,102

Foreign Institution Securities:
Bonds	101,114	840
Notes
Other foreign Securities	3,409	968

Mutual funds Investments:
Funds managed by related organizations	6,336	3,420
Funds managed by third parties	15,900	7,224
Total	159,898	166,039

As of December 31, 2012, Chilean Central Bank and Government securities are not included investments purchased under agreements to resell to customers and financial institutions (MCh$4,759 in 2011).

As of December 31, 2012, investments purchased under agreement to resell have an average maturity of 0 days (12 days in 2011).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

NOTE 7 - OBLIGATIONS UNDER REPURCHASE AGREEMENTS

a) The Bank purchases financial instruments agreeing to resell them at a future date. As of December 31, 2012 and 2011 the instruments acquired under agreements to resell are as follows:

Balances As of December 31, 2012
	Less than three months	More than three months and less than one year	More than one Year	Total
	MCh$	MCh$	MCh$	MCh$

Government and Chilean Central Bank Securities:
Chilean Central Bank Securities	-	-	-	-
Treasury Bonds and Notes	-	-	-	-
Other fiscal securities	-	-	-	-
Other securities issued locally:	-	-	-	-
Other local bank securities	-	-	-	-
Bonds and company business papers	2,687	-	-	2,687
Other securities issued locally	16,802	1,824	-	18,626
Securities issued abroad:	-	-	-	-
Government and Central Bank securities	-	-	-	-
Other Securities issued abroad	-	-	-	-
Mutual Funds Investments:	-	-	-	-
Funds managed by related companies	-	-	-	-
Funds managed by third parties	-	-	-	-
Total	19,489	1,824	-	21,313

Balances As of December 31, 2011
Less than three months	More than three months and less than one year	More than one Year	Total
MCh$	MCh$	MCh$	MCh$

Government and Chilean Central Bank Securities:
Chilean Central Bank Securities	-	-	-	-
Treasury Bonds and Notes	2,450	-	-	2,450
Other fiscal securities	-	-	-	-
Other securities issued locally:	-	-	-	-
Other local bank securities	10,965	-	-	10,965
Bonds and company business papers	2,708	65	-	2,773
Other securities issued locally	7,063	-	-	7,063
Securities issued abroad:	-	-	-	-
Government and Central Bank securities	-	-	-	-
Other Securities issued abroad	-	-	-	-
Mutual Funds Investments:	-	-	-	-
Funds managed by related companies	-	-	-	-
Funds managed by third parties	-	-	-	-
Total	23,186	65	-	23,251

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31,2012 and 2011

b) The Bank obtains funds by selling financial instruments and committing itself to buy them back at future dates, plus interest at a fixed rate.

As of December 31, 2012 and 2011, investments under agreements to repurchase are the following:

Balances As of December 31, 2012
	Less than three months	More than three months and less than one year	More than one Year	Total
	MCh$	MCh$	MCh$	MCh$

Government and Chilean Central Bank Securities:	105,071	-	-	105,071
Chilean Central Bank Securities	28,053	-	-	28,053
Treasury Bonds and Notes	-	-	-	-
Other fiscal securities	-	-	-	-
Other securities issued locally:	-	-	-	-
Other local bank securities	-	-	-	-
Bonds and company business papers	124,597	-	-	-
Other securities issued locally	-	-	-	124,597
Securities issued abroad:	-	-	-	-
Government and Central Bank securities	-	-	-	-
Other Securities issued abroad	-	-	-	-
Mutual Funds Investments:	-	-	-	-
Funds managed by related companies	-	-	-	-
Funds managed by third parties	-	-	-	-
Total	257,721	-	-	257,721

Balances As of December 31, 2011
	Less than three months	More than three months and less than one year	More than one Year	Total
	MCh$	MCh$	MCh$	MCh$

Government and Chilean Central Bank Securities:
Chilean Central Bank Securities	60,535	-	-	60,535
Treasury Bonds and Notes	-	-	-	-
Other fiscal securities	-	-	-	-
Other securities issued locally:	-	-	-	-
Other local bank securities	69,841	173	-	70,014
Bonds and company business papers		-	-	-
Other securities issued locally		-	-	-
Securities issued abroad:	-	-	-	-
Government and Central Bank securities	-	-	-	-
Other Securities issued abroad	-	-	-	-
Mutual Funds Investments:	-	-	-	-
Funds managed by related companies	-	-	-	-
Funds managed by third parties	-	-	-	-
Total	130,376	173	-	21,313

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

NOTE 8 - DERIVATIVE FINANCIAL INSTRUMENT AND HEDGE ACCOUNTING

a) As of December 31, 2012 and 2011, the Bank holds the following portfolio of derivative instruments:

		As of December 31, 2012
		Notional amount of contract with final maturity in			Fair value
	Cash Flow (CF) or Fair value (FV) Hedge	Up to 3 months MCh$	From 3 months to 1 year MCh$	Over one Year MCh$	Assets MCh$	Liabilities MCh$
Derivatives held-for-hedging.

Fair value Hedge
Foreign currency Swaps	FV	-	-	107,022	82	284
Interest rate Swaps	FV	-	40,000	124,912	2,978	24
Subtotal		-	40,000	231,934	3,060	308
Cash Flow
Foreign currency Swaps	CF	-	51,418	6,600	-	1,379
Interest rate Swaps	CF	-	663,522	211,907	2,140	1,973
Subtotal		-	714,940	218,507	2,140	3,352

Total derivatives held-for-hedging		-	754,940	450,441	5,200	3,660

Derivatives held-for-trading

Foreign currency Forwards		6,386,608	2,346,547	253,571	58,249	62,794
Interest rate Swaps		550,021	1,152,021	4,430,469	98,576	74,290
Foreign currency Swaps		157,476	296,442	2,420,473	104,629	51,323
Foreign currency call options		75,646	65,871	2,108	303	1,114
Foreign currency put options		36,646	43,790	1,940	1,070	663
Total derivatives held-for-trading		7,206,397	3,904,671	7,108,561	262,827	190,184
Total derivative financial instruments
		7,206,397	4,659,611	7,559,002	268,027	193,844

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

	As of December 31, 2011
		Notional amount of contract with final maturity in			Fair value
	Cash Flow (CF) or Fair value (FV) Hedge	Up to 3 months MCh$	From 3 months to 1 year MCh$	Over one Year MCh$	Assets MCh$	Liabilities MCh$
Derivatives held-for-hedging

Fair value Hedge
Foreign currency Swaps	FV	-	-	62	-	2,936
Interest rate Swaps	FV	-	289,600	48,871	2,877	374
Subtotal			289,600	48,933	2,877	3,310
Cash Flow
Foreign currency Swaps	CF	-	-	58,018	-	409
Interest rate Swaps	CF	105,000	407,600	302,651	2,085	1,870
Subtotal		105,000	407,600	360,669	2,085	2,279
Total derivatives held-for-hedging		105,000	697,200	409,602	4,962	5,589

Derivatives held-for-trading

Foreign currency Forwards		4,774,162	2,090,350	174,618	66,605	60,570
Interest rate Swaps		1,583,067	2,055,175	1,689,879	100,917	67,965
Foreign currency Swaps		12,506	164,186	585,444	76,282	32,612
Foreign currency call options		3,396	2,332	206	140	114
Foreign currency put options		3,004	4,182	96	76	22
Total derivatives held-for-trading		6,376,135	4,316,225	2,450,243	244,020	161,283

Total derivative financial instruments		6,481,135	5,013,425	2,859,845	248,982	166,872

b) Hedge accounting

Fair value hedges

The Bank uses interest rate derivatives to reduce the risk of emissions value of debt (short and long term) as well as long-term assets (commercial loans). Through this structure, financial and accounting is achieved rename an item that was originally contracted fixed rate to a floating rate format, thus reducing the financial period and consequently the risk of value positioning the balance sheet structure expected movements of the performance curve.

91

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31,2012 and 2011

Below is a detail by maturity of hedged items and hedging instruments as of December 31, 2012 and 2011 under fair value hedges.

	As of December 31, 2012
	Within 1 year MCh$	Between 1 and 3 years MCh$	Between 3 and 6 years MCh$	Over 6 years MCh$
Hedged Items

Corporate Bonds	-	-	-	-
Loans	-	95,890	78,171	45,407
Investment	40,000	12,466	-	-
Demand deposits				-

Total	40,000	108,356	78,171	45,407
	-	-	-	-
Coverage element

Interest rate Swaps	40,000	9,505	70,000	45,407
Foreign currency Forwards	-	98,851	8,171	-

Total	40,000	108,356	78,171	45,407

	As of December 31, 2011
	Within 1 year MCh$	Between 1 and 3 years MCh$	Between 3 and 6 years MCh$	Over 6 years MCh$
Hedged Items

Corporate Bonds	-	-	20,000	22,800
Loans	-	-	-	6,071
Investment	-	-	-	62
Demand deposits	289,600	-	-	-

Total	289,600	-	20,000	28,933

Coverage element

Interest rate Swaps	289,600	-	20,000	28,871
Foreign currency Forwards	-	-	-	62

Total	289,600	-	20,000	28,933

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

Cash flow hedges

The cash flow hedges are used by the Bank to:

a)	Reduce the volatility of cash flows in balance sheet items indexed to inflation through the use of forward contracts and combinations inflation swaps in pesos and indexed.

b)
Fixed the rate of a portion of the pool of short-term liabilities by weight, reducing the risk of a significant portion of the Bank’s funding costs, while maintaining the liquidity risk in the pool of liabilities. This is achieved by matching the cash flows of hedged items and derivatives, uncertain flows by modifying known flows.

Below is a detailed account of hedged items and hedging instruments by maturity as of December 31, 2012 and 2011.